FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

DIAGEO plc

(Exact name of Registrant as specified in its charter)

England
(Jurisdiction of incorporation)

8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If ‘Yes’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) __________

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statements on Form F-3 (File Nos. 333-10410, 333-14100 and 333-110804) and registration statements on Form S-8 (File Nos. 333-08090, 333-08092, 333-08094, 333-08096, 333-08098, 333-08102, 333-08104, 333-08106, 333-09770, 333-11460, 333-11462) and to be a part thereof from the date on which this report is furnished, to the extent not superceded by documents or reports subsequently filed or furnished.

INTRODUCTION

Diageo plc is a public limited company incorporated under the laws of England and Wales. As used herein, except as the context otherwise requires, the term ‘company’ refers to Diageo plc and the terms ‘group’ and ‘Diageo’ refer to the company and its consolidated subsidiaries. References used herein to ‘shares’ and ‘ordinary shares’ are, except where otherwise specified, to Diageo plc’s ordinary shares.

Presentation of financial information

Diageo plc’s fiscal year ends on 30 June. The company publishes its consolidated financial statements in pounds sterling. In this Form 6-K, references to ‘pounds sterling’, ‘sterling’, ‘£’, ‘pence’ or ‘p’ are to UK currency, references to ‘US dollars’, ‘US$’, ‘$’ or ‘¢’ are to US currency and references to the euro or € are to the euro currency. For the convenience of the reader, this Form 6-K contains translations of certain pounds sterling amounts into US dollars at specified rates, or, if not so specified, the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the ‘noon buying rate’) on 31 December 2004 of £1 = $1.92. No representation is made that the pounds sterling amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates.

Diageo’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP), which is the group’s primary reporting framework. Unless otherwise indicated all financial information contained in this document has been prepared in accordance with UK GAAP.

The operating and financial review, UK GAAP selected consolidated financial data and UK GAAP financial information included in this Form 6-K for the six months ended 31 December 2004 and 31 December 2003 have been derived from the published Diageo interim statement. In addition, this Form 6-K contains separate financial information of the group under US GAAP and details of the principal differences between UK and US GAAP relevant to Diageo.

The principal executive office of the company is located at 8 Henrietta Place, London, W1G 0NB, England and its telephone number is +44 (0) 20 7927 5200.

Cautionary statement concerning forward-looking statements

This document contains statements with respect to the financial condition, results of operations and business of Diageo and certain of the plans and objectives of Diageo with respect to these items. These forward-looking statements are made pursuant to the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to Diageo and parties or consortia who have purchased Diageo’s assets, actions of parties or consortia who have purchased Diageo’s assets, anticipated costs savings or synergy and the completion of Diageo’s strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

These factors include, but are not limited to:

•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;

•	the effects of future business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergy and/or costs savings;

•	Diageo’s ability to complete existing or future acquisitions and disposals;

•	legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in accounting standards, taxation requirements, such as the impact of excise tax increases with respect to the premium drinks business, and environmental laws;

•	developments in the Colombia litigation and any similar proceedings;

•	changes in the food industry in the United States, including increased competition and changes in levels of consumer preferences;

•	changes in consumer preferences and tastes, demographic trends or perception about health related issues;

•	changes in the cost of raw materials and labour costs;

•	changes in economic conditions in countries in which Diageo operates, including changes in levels of consumer spending;

•	levels of marketing, promotional and innovation expenditure by Diageo and its competitors;

•	renewal of distribution rights on favourable terms when they expire;

•	termination of existing distribution rights on agency brands;

•	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and

•	changes in financial and equity markets, including significant interest rate and foreign currency rate fluctuations, which may affect Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results.

All oral and written forward-looking statements made on or after the date of this announcement and attributable to Diageo are expressly qualified in their entirety by the above factors and the ‘risk factors’ contained in the annual report on Form 20-F for the year ended 30 June 2004 filed with the US Securities and Exchange Commission. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it files with the US Securities and Exchange Commission.

The information in this announcement does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any other invitation or inducement to engage in investment activities.

This document includes disclosure about Diageo’s debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

TRADEMARKS, TRADE NAMES AND MARKET DATA

This report on Form 6-K includes names of Diageo’s products, which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for its use.

The market data contained in the document is taken from independent industry sources in the markets in which Diageo operates.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with, and are qualified in their entirety by reference to, the unaudited financial information and notes presented elsewhere in this document and to Diageo’s Annual Report on Form 20-F for the year ended 30 June 2004.

Selected Consolidated Financial Data

The following table presents selected consolidated financial data for Diageo for each of the six months ended 31 December 2004 and 31 December 2003, derived from the unaudited financial information presented elsewhere in this document, and the three years ended 30 June 2004 and as at the appropriate period ends. The UK GAAP and US GAAP financial data for the three years ended 30 June 2004 has been derived from Diageo’s consolidated financial statements, which have been audited by Diageo’s independent auditor. The unaudited consolidated interim financial information, in the opinion of Diageo management, includes all adjustments, consisting solely of normal, recurring adjustments, necessary to present fairly the information contained therein. The results of operations for the six months ended 31 December 2004 are not necessarily indicative of the results for the year ending 30 June 2005.

	Six months ended 31 December			Year ended 30 June
	2004	2004	2003
Profit and loss account data(1)(10)	(unaudited)	(unaudited)	(unaudited)	2004	2003	2002
UK GAAP	$ million	£ million	£ million	£ million	£ million	£ million
Turnover:
Continuing operations	9,569	4,984	5,060	8,891	8,802	8,539
Discontinued operations(2)(9)	—	—	—	—	479	2,361

Total turnover	9,569	4,984	5,060	8,891	9,281	10,900

Operating profit before exceptional items(3)
Continuing operations	2,289	1,192	1,181	1,911	1,902	1,670
Discontinued operations(2)(9)	—	—	—	—	53	330

Total operating profit before exceptional items	2,289	1,192	1,181	1,911	1,955	2,000
Exceptional items charged to operating profit(4)	(39)	(20)	(19)	(40)	(168)	(470)

Operating profit	2,250	1,172	1,162	1,871	1,787	1,530
Other exceptional items(4)	(48)	(25)	(19)	(58)	(1,318)	750
Profit for the period	1,668	869	891	1,392	50	1,589
US GAAP(1)(2)(5)
Sales	9,936	5,175	4,958	8,777	9,153	10,760
Gains on disposals of businesses	—	—	2	97	16	1,843
Net income(5)	1,793	934	941	1,700	434	2,554

Per share data	$	pence	pence	pence	pence	pence

UK GAAP
Dividend per ordinary share(6)	0.22	11.35	10.6	27.6	25.6	23.8
Earnings per ordinary share
Basic	0.56	29.0	29.3	45.9	1.6	47.9
Diluted	0.56	29.0	29.3	45.9	1.6	47.9
Earnings before exceptional items per ordinary share
Basic	0.58	30.0	30.3	48.2	47.7	43.1
Diluted	0.58	30.0	30.3	48.2	47.7	43.1
US GAAP
Basic earnings per ordinary share	0.60	31.1	30.9	56.1	13.9	77.0
Diluted earnings per ordinary share	0.60	31.1	30.9	56.1	13.9	77.0
Basic earnings per ADS	2.40	124.4	123.6	224.4	55.6	308.0
Diluted earnings per ADS	2.40	124.4	123.6	224.4	55.6	308.0

	As at 31 December			As at 30 June
	2004	2004	2003
Balance sheet data(1)(10)	(unaudited)	(unaudited)	(unaudited)	2004	2003	2002
UK GAAP	$ million	£ million	£ million	£ million	£ million	£ million
Net current assets/(liabilities)(7)	1,248	650	(21)	44	(1,023)	(686)
Total assets	26,709	13,911	15,324	14,090	15,188	17,545
Net borrowings(7)	6,670	3,474	4,705	4,144	4,870	5,496
Shareholders’ equity	7,878	4,103	2,992	3,692	2,801	5,029
Called up share capital(8)	1,695	883	886	885	897	930
US GAAP
Total assets(9)	43,357	22,582	23,753	23,071	24,071	26,153
Long term obligations(7)	5,720	2,979	3,564	3,381	3,149	3,892
Shareholders’ equity	19,766	10,295	9,392	10,287	9,344	11,316
	million	million	million	million	million	million
Number of ordinary shares(8)	3,050	3,050	3,064	3,057	3,100	3,215

This information should be read in conjunction with the notes on pages 6 to 8.

Notes to the selected consolidated financial data

1 Continuing operations On 21 December 2001 Diageo acquired the Seagram spirits and wine businesses.

2 Discontinued operations Included within UK GAAP discontinued operations are the quick service restaurants business (Burger King, sold 13 December 2002) and the packaged food businesses (Pillsbury, sold 31 October 2001). The quick service restaurants and packaged food businesses have been included in continuing operations under US GAAP. There are no discontinued operations under US GAAP.

3 Brands and goodwill amortisation An analysis of goodwill amortisation charged to UK GAAP operating profit is as follows:

	Six months ended
	31 December		Year ended 30 June
	2004	2003
	(unaudited)	(unaudited)	2004	2003	2002
	£ million	£ million	£ million	£ million	£ million
Continuing operations	(1)	(1)	(2)	(2)	(2)
Discontinued operations	—	—	—	(2)	(10)

	(1)	(1)	(2)	(4)	(12)

4 Exceptional items An analysis of exceptional items before taxation under UK GAAP is as follows:

	Six months ended
	31 December		Year ended 30 June
	2004	2003
	(unaudited)	(unaudited)	2004	2003	2002
	£ million	£ million	£ million	£ million	£ million
Exceptional items (charged)/credited to operating profit
Continuing operations:
Seagram integration costs	(6)	(19)	(40)	(177)	(164)
Guinness/UDV integration costs	—	—	—	(48)	(48)
Other integration and restructuring costs	(14)	—	—	—	(17)
Bass distribution rights	—	—	—	57	—
José Cuervo settlement	—	—	—	—	(220)

	(20)	(19)	(40)	(168)	(449)
Discontinued operations	—	—	—	—	(21)

	(20)	(19)	(40)	(168)	(470)

Other exceptional items
Share of associates’ exceptional items	—	(11)	(13)	(21)	(41)
Losses on disposal of General Mills shares	(28)	—	—	—	—
Gains/(losses) on disposal of other fixed assets	3	(8)	(35)	(43)	(22)
(Losses)/gains on disposal and termination of businesses	—	—	(10)	(1,254)	813

	(25)	(19)	(58)	(1,318)	750

Exceptional items under UK GAAP do not represent extraordinary items under US GAAP.

5 Unusual items An analysis of US GAAP unusual (charges)/income, excluding gains/(losses) on disposal of businesses and gains/(losses) on disposal of fixed assets, included in, and affecting the comparability of, US GAAP operating income, is as follows:

	Six months ended
	31 December		Year ended 30 June
	2004	2003
	(unaudited)	(unaudited)	2004	2003	2002
	£ million	£ million	£ million	£ million	£ million
Seagram integration costs	(6)	(18)	(40)	(154)	(82)
Other integration and restructuring costs	(14)	—	—	(48)	(48)
Bass distribution rights	—	—	—	57	—
José Cuervo settlement	—	—	—	—	(194)
Derivative instruments in respect of General Mills shares	(1)	13	28	(4)	166
Burger King impairment charges and transaction costs	—	—	(38)	(750)	(135)

	(21)	(5)	(50)	(899)	(293)

6 Dividends The Diageo plc board expects that Diageo will pay an interim dividend in April and a final dividend in October of each year. Approximately 40% of the total dividend in respect of any financial year is expected to be paid as an interim dividend and approximately 60% as a final dividend. The payment of future dividends, subject to shareholder approval, will depend upon Diageo’s earnings, financial condition and such other factors as the Diageo plc board deems relevant.

The table below sets out the amounts of interim, final and total cash dividends paid by Diageo plc on each ordinary share. The dividends are translated into US dollars per ADS (each ADS representing four ordinary shares) at the noon buying rate on each of the respective dividend payment dates.

		Six months ended
		31 December		Year ended 30 June
		2004	2003	2004	2003	2002
		pence	pence	pence	pence	pence
Per ordinary share	Interim	11.35	10.6	10.6	9.9	9.3
	Final	—	—	17.0	15.7	14.5

	Total	11.35	10.6	27.6	25.6	23.8

		$	$	$	$	$

Per ADS	Interim	0.85	0.77	0.77	0.61	0.54
	Final	—	—	1.24	1.06	0.90

	Total	0.85	0.77	2.01	1.67	1.44

The interim dividend for the six months ended 31 December 2004 was paid on 6 April 2005. Payment to US ADR holders was made on 12 April 2005.

7 Definitions Net current assets/(liabilities) is defined as current assets less current liabilities. Net borrowings is defined as total borrowings (i.e. short term borrowings and long term borrowings plus finance lease obligations) less cash at bank and liquid resources, interest rate and foreign currency swaps and current asset investments. Long term obligations is defined as long term borrowings and capital lease obligations which fall due after more than one year.

8 Share capital The called up share capital represents the par value of ordinary shares of 28 101/108 pence in issue. The number of ordinary shares represents the number of shares in issue and fully paid up at the balance sheet date. Of these, 47 million (30 June 2004 - 43 million; 30 June 2003 - 45 million; 30 June 2002 - 39 million) are held in employee share trusts and are deducted on arriving at shareholders’ funds. In addition, at 31 December 2004, 40 million shares have been repurchased by the company and are deducted from shareholders’ funds. During the six months ended 31 December 2004, Diageo repurchased 48.2 million shares for cancellation or to be held as treasury shares at a cost of £353 million (year ended 30 June 2004 – 43 million ordinary shares, cost of £306 million; 2003 – 116 million ordinary shares, cost of £852 million; 2002 – 198 million ordinary shares, cost of £1,658 million).

9 Burger King Under UK GAAP, the sale of Burger King was accounted for as a disposal and the results prior to disposal are presented within discontinued operations. Under US GAAP, the transaction is not accounted for as a disposal due to the size of the investment made by the buyer and Diageo’s continuing involvement through the guarantee provided by Diageo in respect of the acquisition finance. Under US GAAP, the results of Burger King prior to 13 December 2002 (the completion date) are presented as continuing operations in the income statement and, on the completion of the transaction, a charge for impairment has been recognised rather than a loss on disposal. Following the completion date, Diageo does not recognise profits of Burger King in its income statement but will, generally, reflect losses as an impairment charge against the assets retained on the balance sheet. In the US GAAP balance sheet, the total assets and total liabilities of Burger King at 31 December 2004 (including consideration deferred under US GAAP) classified within ‘other long term assets’ and ‘other long term liabilities’ were each £1.1 billion. The transaction will be accounted for as a disposal when the uncertainties related to the guarantee provided in respect of the acquisition finance have been substantially resolved and/or the buyer’s cumulative investment meets or exceeds minimum levels.

10 Exchange rates A substantial portion of the group’s assets, liabilities, revenues and expenses is denominated in currencies other than pounds sterling, principally the US dollar. For the convenience of the reader, selected financial information for the six months ended 31 December 2004, has been translated into US dollars at the noon buying rate on 31 December 2004 of £1 = $1.92.

The following table shows, for the periods indicated, information regarding the US dollar/pound sterling exchange rate, based on the noon buying rate, expressed in US dollars per £1.

	Six months ended
	31 December		Year ended 30 June
	2004	2003	2004	2003	2002
Period end	1.92	1.78	1.81	1.65	1.52
Average rate	1.85	1.66	1.75	1.59	1.45

CAPITALISATION AND INDEBTEDNESS

The following table sets out the unaudited actual capitalisation, on a UK GAAP basis, of Diageo as at 31 December 2004:

31 December 2004
(unaudited)
£ million
Short term borrowings (including current portion of long term borrowings)	2,111

Long term borrowings
Due from one to five years	2,213
Due after five years	698

2,911

Equity minority interests	181

Shareholders’ equity
Called up share capital	883
Share premium account	1,334
Own shares held reserve	(674)
Revaluation reserve	111
Capital redemption reserve	3,060
Profit and loss account	(611)

4,103

Total capitalisation	7,195

Notes

1.	At 31 December 2004, the group had cash at bank and liquid resources of £1,590 million.

2.	At 31 December 2004, £100 million of the group’s net borrowings due within one year and £110 million of the group’s net borrowings due after more than one year were secured.

3.	At 31 December 2004, there were potential issues of approximately 3 million new ordinary shares outstanding under Diageo’s employee share option schemes.

4.	At 31 December 2004, the total authorised share capital of Diageo plc consisted of 5,329,052,500 ordinary shares of 28 101/108 pence each. At such date, 3,049,710,215 ordinary shares were issued and fully paid, including shares issued and held in employee share trusts and shares held as treasury shares.

5.	Between 1 January 2005 and 25 April 2005, the group has repurchased 31 million of its own shares at a cost of £233 million, has paid an interim dividend of £336 million and has paid approximately £245 million for the purchase of The Chalone Wine Group Ltd. and Ursus Vodka Holding BV. Other than this there has been no material change in the capitalisation of the group since 31 December 2004.

6.	In connection with the disposal of the quick service restaurants business, Diageo has guaranteed up to $850 million (£443 million) of external borrowings of Burger King until December 2007. These loans had an original term of five years although Diageo and Burger King agreed to structure their arrangements to encourage refinancing by Burger King on a non-guaranteed basis prior to the end of five years. In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£104 million) until November 2009. Including these guarantees, but net of the amount provided in the consolidated interim financial statements, the group has given performance guarantees and indemnities to third parties of £598 million. There has been no material change since 30 June 2004 in the group’s performance guarantees and indemnities.

OPERATING AND FINANCIAL REVIEW

Information presented

Diageo’s strategy is to focus on its branded drinks businesses with international potential. Diageo considers its brands to be important to its operations and the focus of its business strategy is to strengthen and increase international consumer appeal for its key brands. Diageo completed the disposal of its quick service restaurants business on 13 December 2002 and the combination of the group’s packaged food businesses with General Mills, Inc (General Mills) on 31 October 2001. In accordance with UK GAAP, the results of the quick service restaurants and packaged food businesses have been included within discontinued operations.

There are a number of accounting differences between UK and US GAAP. A reconciliation of net income and shareholders’ equity from UK GAAP to US GAAP and an explanation of the differences between UK and US GAAP is set out in the US GAAP unaudited consolidated financial information on pages F-12 to F-18 of this Form 6-K.

In addition to describing the significant factors impacting the profit and loss account for the period ended 31 December 2004 compared to the prior period, additional information is also presented on the operating performance of the business.

Non-GAAP measures Organic movement in volume, net sales (after deducting excise duties) and operating profit before exceptional items are measures not specifically used in the consolidated financial statements themselves (non-GAAP measures). The performance of the business is discussed using these measures.

Since overall performance is the result of a number of factors, breaking these down into broad categories and discussing each of these categories assists management and the reader in understanding the overall picture. Once factors such as the effect of currency movements, excise duties and acquisitions and disposals have been eliminated, the above measures enable the reader to focus on the performance of the brand portfolio which is common to both periods. Organic movement measures also most closely reflect the way in which the business is managed, for the same reasons of achieving comparability between periods. Diageo’s strategic planning and budgeting process is based on organic movement in volume, net sales (after deducting excise duties) and operating profit before exceptional items, and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group’s management.

These measures are chosen for planning, budgeting and reporting purposes since, as explained further below, they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, excise duties, acquisitions and disposals. In addition, management bonus targets are set based on the performance of the business as measured by organic operating profit growth before exceptional items.

The group’s management believe these measures provide valuable additional information for users of the financial statements in understanding the group’s performance since they provide information on those elements of performance which local managers are most directly able to influence and focus on that element of the core brand portfolio which is common to both periods. However, whilst these measures are important in the management of the business, they should not be viewed as replacements for, but rather as complementary to, the comparable GAAP measures such as turnover and reported (rather than organic) movements in individual profit and loss account captions. These GAAP measures reflect all of the factors which impact the business and the discussion in relation to premium drinks should be read in the context of the discussion of the overall group performance.

In the discussion of the performance of the business, net sales (after deducting excise duties) is presented in addition to turnover, since turnover reflects significant components of excise duties which are set by external regulators and over which Diageo has no control. Diageo incurs excise duties throughout the world. In some countries, such as the United States and Canada, excise duties are based on sales and are separately identified on the face of the invoice to the external customer. In others, such as the United Kingdom and Ireland, it is effectively a production tax, which is incurred when the spirit is removed from bonded warehouses. In these countries it is part of the cost of goods sold and is not separately identified on the sales invoice. Changes in the level of excise duties can significantly affect the level of reported turnover and cost of sales, without directly reflecting changes in volume, mix or profitability that are the variables that impact the element of turnover retained by the group.

Also in the discussion of the performance of the business, certain information is presented using sterling amounts on a constant currency basis. This strips out the effect of foreign exchange rate movements and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of the group’s management. The risk from foreign exchange is managed centrally and is not a factor over which local managers have any control.

Adjusting for these items enables group management to monitor performance over factors which local managers are most directly able to influence in relation to the core ongoing brand portfolio. The underlying performance on a constant currency basis and excluding the impact of acquisitions and disposals is referred to as ‘organic’ performance, and further information on the calculation of organic measures as used in the discussion of the business is included on page 15.

Definitions Market data information is taken from independent industry sources in the markets in which Diageo operates. Diageo believes that all of the information in this document that is based on statements from industry sources is reliable.

Volume has been measured on an equivalent units basis to nine litre cases of spirits. An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products other than spirits to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine litre cases divide by five and ready to drink in nine litre cases divide by 10.

Net sales are turnover less excise duties.

References to ready to drink include flavored malt beverages in the United States. References to Smirnoff ready to drink include Smirnoff Ice, Smirnoff Black Ice, Smirnoff Twisted V, Smirnoff Mule, Smirnoff Spin, Smirnoff Caesar and Smirnoff Signatures. References to Smirnoff Black Ice include Smirnoff Ice Triple Black in the United States.

Operating results for the six months ended 31 December 2004 compared with the six months ended 31 December 2003

Summary unaudited consolidated profit and loss account

	Six months ended 31 December 2004			Six months ended 31 December 2003
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	items	Total	items	items	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Turnover	4,984	—	4,984	5,060	—	5,060
Operating costs	(3,792)	(20)	(3,812)	(3,879)	(19)	(3,898)

Operating profit	1,192	(20)	1,172	1,181	(19)	1,162
Share of associates’ profits	109	—	109	273	(11)	262
Investment income	8	—	8	—	—	—
Disposal of fixed assets		(25)	(25)		(8)	(8)
Finance charges	(74)	—	(74)	(157)	—	(157)

Profit before taxation	1,235	(45)	1,190	1,297	(38)	1,259
Taxation	(296)	14	(282)	(324)	6	(318)

Profit after taxation	939	(31)	908	973	(32)	941
Minority interests	(39)	—	(39)	(50)	—	(50)

Profit for the period	900	(31)	869	923	(32)	891

Exceptional items under UK GAAP represent items which, in management’s judgement, are material items that arise from events or transactions that fall within the ordinary activities of the group but, by virtue of their size or incidence, should be separately disclosed if the financial information is to properly reflect the results for the period. Exceptional items under UK GAAP do not represent extraordinary items under US GAAP.

Turnover
On a reported basis, turnover decreased by £76 million from £5,060 million in the period ended 31 December 2003 to £4,984 million in the period ended 31 December 2004. Turnover was adversely impacted by exchange rate movements of £303 million, principally arising from weakening of the US dollar.

Operating costs
On a reported basis, operating costs decreased by £86 million (2%) from £3,898 million in the period ended 31 December 2003 to £3,812 million in the period ended 31 December 2004. Operating costs included exceptional operating costs of £20 million (2003 — £19 million). On a reported basis before exceptional items, excise duties increased by £14 million from £1,265 million in the comparable prior period to £1,279 million, whilst cost of goods sold decreased by £52 million and marketing investment was down 6% from £612 million to £575 million. Marketing investment on global priority brands (excluding ready to drink) was £324 million while marketing spend on ready to drink brands was £70 million. Overall, the impact of exchange rate movements reduced total operating costs before exceptional items by £230 million.

Exceptional operating costs
Operating profit for the period is after £20 million of exceptional operating costs. Exceptional operating costs include £14 million of accelerated depreciation in respect of the Park Royal brewery which, as announced in April 2004, will close in the summer of 2005. Also included in exceptional operating costs are £6 million of costs related to the integration of the Seagram spirits and wine businesses, acquired in December 2001 (2003 — £19 million).

Operating profit
Reported operating profit before exceptional items increased by £11 million from £1,181 million for the period ended 31 December 2003 to £1,192 million for the period ended 31 December 2004. Exchange rate movements reduced operating profit before exceptional items for the six months ended 31 December 2004 by £73 million (mainly arising from a £57 million impact of a weakening US dollar).

Post employment plans
Post employment costs for the period ended 31 December 2004 of £42 million (2003 — £62 million) included amounts charged to operating profit of £49 million (2003 — £54 million) partly offset by finance income of £7 million (2003 — charges of £8 million). In October 2004 4.0 million shares in General Mills with a market value of £100 million were transferred to the group’s UK pension fund.

Associates
The group’s share of profits of associates before exceptional items was £109 million for the period compared to £273 million in the comparable period last year. Diageo ceased to equity account for its share of the results of General Mills from 23 June 2004. In the six months ended 31 December 2003 General Mills contributed £153 million to share of profits of associates. Diageo’s 34% equity interest in Moët Hennessy contributed £100 million to share of profits of associates before exceptional items (2003 — £110 million).

Investment income
Income from fixed asset investments was £8 million, arising on dividends receivable from General Mills.

Finance charges
Finance charges decreased from £157 million in the period ended 31 December 2003 to £74 million in the six months ended 31 December 2004.

The net interest charge decreased by £68 million (47%) from £146 million in the comparable prior period to £78 million in the six months ended 31 December 2004; £33 million of this decrease results from the cessation of equity accounting for General Mills. The balance of the reduction in the net interest charge mainly results from the interest impact of increased trading cash inflow (£26 million) and from the disposal of General Mills shares (£9 million) partly offset by an increased charge arising from the funding of the share repurchases of £5 million.

Other finance income of £4 million included income of £7 million (2003 — charge of £8 million) in respect of the group’s post employment plans. This beneficial movement principally reflects the increase in the value of the assets held by the post employment plans between 1 July 2003 and 30 June 2004.

Non operating exceptional items
Non operating exceptional items before taxation were a charge of £25 million in the six months ended 31 December 2004 compared with a charge of £8 million in the six months ended 31 December 2003. This charge comprised a loss on disposal of part of the group’s investment in General Mills of £28 million and a net gain on disposal of other fixed assets of £3 million. In October 2004, 49.9 million shares in General Mills were sold for £1.2 billion and a further 4.0 million shares were transferred to the group’s UK pension fund. These disposals generated a loss before tax of £28 million after writing back goodwill previously written off to reserves of £247 million and other costs, including the costs of terminating related hedge instruments of £25 million.

Profit before taxation
After exceptional items, the profit before taxation and minority interests decreased by £69 million from £1,259 million to £1,190 million in the six months ended 31 December 2004.

Exchange rates
Based on current exchange rates, it is estimated that in the year ending 30 June 2005 there will be an adverse impact from exchange rate movements on profit before exceptional items and taxation of £80 million (excluding transaction exchange on share of profits of associates). Similarly, based on current exchange rates, the impact of exchange rate movements on profit before exceptional items and taxation for the year ending 30 June 2006 is estimated to be adverse £80 million.

Taxation
The effective rate of taxation on profit before and after exceptional items for the period was 24%, compared with 25% for the six months ended 31 December 2003 primarily as a consequence of the sale of the General Mills shares.

Dividend
An interim dividend of 11.35 pence per share was paid on 6 April 2005, an increase of 7% on last year’s interim dividend. The interim dividend was paid to shareholders on the register on 4 March 2005. Payment to US ADR holders was made on 12 April 2005. The record date for this dividend was also 4 March 2005. A dividend reinvestment plan is available in respect of the interim dividend and the plan notice date was 14 March 2005.

In the AGM statement in October 2004 Diageo announced that while final decisions on annual dividends will continue to be taken in the light of earnings performance, inflation and other external factors, the Diageo Board would expect, from February 2006, to hold the company’s dividend increase to shareholders to around 5% annually to gradually rebuild dividend cover.

Trading performance
The following discussion provides additional commentary on the trading performance of the business compared with the equivalent period in the prior year.

In the discussion, movements are described as ‘reported’ or ‘organic’ performance. ‘Reported’ means that the measure reflects movement in the number disclosed in the financial statements. ‘Organic’ means the movement excluding the impact of exchange, acquisitions and disposals. In the discussion under ‘organic brand performance’ for each market, movements given for volume, turnover, net sales (after deducting excise duties) and marketing expenditure are organic movements. A further description of organic movement, how it is calculated and why it is considered useful for the reader is set out on pages 10 to 11.

Comparisons are with the equivalent period in the last financial year.

In order to assist the reader of the financial statements, the comparisons of the six months ended 31 December 2004 with the six months ended 31 December 2003 include tables which present the exchange, disposal, acquisition and organic components of the period on period movement for each of turnover, net sales (after deducting excise duties) and operating profit before exceptional items.

Calculation of organic movement Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current period, the group, in organic movement calculations, adjusts the results for the comparable prior period to exclude the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period). As a result, the organic movement numbers reflect only comparable trading performance. Similarly, if a business was disposed of part way through the equivalent prior period then its contribution would be completely excluded from that prior period’s performance in the organic movement calculation, since the group recognised no contribution from that business in the current period.

For acquisitions, a similar adjustment is made in the organic movement calculations. For acquisitions in the current period, the post acquisition results are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in the prior period but are only included from the anniversary of the acquisition date in the current period.

A further adjustment in organic movement is made to exclude the effect of exchange rate movements by recalculating the prior period’s results as if they had been generated at the current period’s exchange rates.

Organic movement percentages are calculated as the organic movement amount in £ million, expressed as the percentage of the prior period results at current year exchange rates and after adjusting for acquisitions and disposals. The basis of calculation means that the results used to measure organic growth for a given period will be adjusted when used to measure organic growth in the subsequent period.

The organic movement calculations for turnover, net sales (after deducting excise duties) and operating profit before exceptional items for the six months ended 31 December 2004 were as follows:

			Acquisitions
	2003		and	Organic	2004	Organic
	Reported	Exchange	disposals	movement	Reported	movement
	£ million	£ million	£ million	£ million	£ million	%
Turnover
North America	1,457	(171)	(2)	100	1,384	8
Europe	2,247	(29)	(4)	26	2,240	1
International	1,327	(103)	2	106	1,332	9
Corporate	29	—	—	(1)	28	(3)

Total	5,060	(303)	(4)	231	4,984	5

Net sales (after deducting excise duties)
North America	1,228	(146)	(1)	86	1,167	8
Europe	1,481	(21)	(4)	(8)	1,448	(1)
International	1,057	(83)	2	86	1,062	9
Corporate	29	—	—	(1)	28	(3)

Total	3,795	(250)	(3)	163	3,705	5

Excise duties	1,265				1,279

Turnover	5,060				4,984

Operating profit before exceptional items
North America	453	(46)	—	47	454	12
Europe	432	8	—	19	459	4
International	374	(35)	—	13	352	4
Corporate	(78)	—	—	5	(73)	6

Total	1,181	(73)	—	84	1,192	8

Notes

(1)	The exchange adjustments for turnover, net sales (after deducting excise duties) and operating profit before exceptional items are principally in respect of the US dollar.

(2)	Acquisitions in the period ended 31 December 2004 are only in respect of the acquisition of Ghana Breweries Limited (International). Disposals in the period comprise the disposal of Kamchatka (North America) and the disposal of Finches Soft Drinks (Europe).

(3)	In the calculation of operating profit before exceptional items the overheads included in disposals were only those directly attributable to the businesses disposed, and do not result from subjective judgements of management.

(4)	The organic movement percentage is the amount in the column headed ‘Organic movement’ in the table above expressed as a percentage of the aggregate of the column headed ‘2003 Reported’, the column headed ‘Exchange’ and the impact of disposals from the column headed ‘Acquisitions and disposals’.

(5)	Following a reorganisation of the way the business is managed, segmental disclosures are given for Diageo North America, Diageo Europe, Diageo International and Corporate and other. See note 2 in the notes to the unaudited consolidated financial information on pages F-6 and F-7 for further information. The segment information for the six month period ended 31 December 2003 has been restated to reflect this new organisation.

Organic volume and net sales (after deducting excise duties) movement by brand

		Volume	Net sales*
	Equivalent units	movement	movement
	(million)%		%
Smirnoff	13.5	5	2
Johnnie Walker	7.1	4	9
Guinness	5.9	—	7
Baileys	4.5	3	2
JεB	3.5	(1)	1
Captain Morgan	3.5	11	11
José Cuervo	2.2	11	10
Tanqueray	1.0	(4)	—

Total global priority brands	41.2	4	5
Local priority brands	12.9	1	1
Category brands	15.1	4	7

Total	69.2	3	5

* after deducting excise duties

Smirnoff’s overall performance was driven by the core brand’s strong performance across all three regions. Smirnoff ready to drink performance was mixed with growth in North America and International offset by a volume decline in Europe. Volume and net sales (after deducting excise duties) of Smirnoff excluding ready to drink increased by 6%.

Johnnie Walker also achieved strong performance with broad based growth across all three regions. Johnnie Walker Red Label and Johnnie Walker Black Label both grew volume and net sales (after deducting excise duties), while even faster growth of the Johnnie Walker super deluxe variants delivered mix improvement.

Guinness volume was flat, impacted by difficult trading conditions in Africa, particularly Nigeria, offset by improved performance in Europe. Price increases were successfully implemented in many markets including Great Britain, Ireland and Africa.

Baileys overall performance was held back by a decline in volume and net sales (after deducting excise duties) in North America. This decline was the result of lower sales of Baileys Minis which were launched in the prior period. In other markets, Baileys achieved good growth with volume up 6%.

JεB’s performance continues to reflect the decline of the scotch category in Spain, which is JεB’s single biggest market, and represents nearly 50% of total JεB volume.

Captain Morgan, José Cuervo and Tanqueray are predominantly North American brands. The performance of Captain Morgan remained strong, boosted by innovation. José Cuervo rebounded, delivering double digit volume and net sales (after deducting excise duties) growth. Tanqueray continues to underperform the North America imported gin segment due in part to a price increase implemented in certain regions of the United States in the six months ended 31 December 2004.

Overall ready to drink volume increased 2% although performance and the general health of the segment varies globally. Successful innovation initiatives drove strong growth in North America and International, particularly in Australia and South Africa. Volume declined in Europe due to the contraction of the segment and increased regulations and duties.

Analysis by segment

North America

Summary:

•	Global priority brands account for 60% of total volume, while local priority brands represent 25% and category brands account for the remaining 15%.

•	Share gains in the spirits, wine and beer categories.

•	Volume growth of 5%, supported by innovation initiatives, together with price increases and mix improvement delivered 8% net sales (after deducting excise duties) growth.

•	Operating profit before exceptional items grew 12% and operating margin was up 1.1 percentage points driven by strong brand performance, lower marketing and incremental Seagram synergy of £20 million.

•	Consolidation phase of distribution strategy essentially completed.

Key measures:

			Reported	Organic
	2004	2003	movement	movement
	£ million	£ million	%	%
Volume			5	5
Turnover	1,384	1,457	(5)	8
Net sales (after deducting excise duties)	1,167	1,228	(5)	8
Marketing	187	202	(7)	2
Operating profit before exceptional items	454	453	—	12

Reported performance:

Turnover was £1,384 million in the six months ended 31 December 2004 down by £73 million from £1,457 million in the comparable prior period. Operating profit before exceptional items increased by £1 million to £454 million in the six months ended 31 December 2004.

Organic performance:

The weighted average exchange rate used to translate US dollar turnover moved from £1 = $1.65 in the six months ended 31 December 2003 to £1 = $1.85 in the six months ended 31 December 2004. The weakening of the US dollar resulted in a £171 million reduction in turnover that was partly offset by organic growth of £100 million. Operating profit before exceptional items increased by £1 million, this increase reflecting organic growth of £47 million offset by £46 million of adverse exchange rate movement effects.

Organic brand performance:

	Volume	Net sales*
	movement	movement
	%	%
Smirnoff	6	10
Johnnie Walker	6	14
José Cuervo	10	8
Baileys	(5)	(6)
Captain Morgan	12	12
Tanqueray	(6)	(2)
Guinness	2	4
Total global priority brands	6	7
Local priority brands	4	7
Category brands	3	14
Total	5	8

* after deducting excise duties

Smirnoff excluding ready to drink grew volume 5% while maintaining the price increase of a year ago. That price increase together with the strong growth of the flavoured vodka variant Smirnoff Twist drove net sales (after deducting excise duties) up 7%. Smirnoff Twist grew nearly 30% and now constitutes about 20% of Smirnoff volume, excluding ready to drink. The growth in Smirnoff has been due in part to an improvement in the brand’s appeal amongst legal drinking age to 29-year-old consumers.

Smirnoff ready to drink volume grew 10% driven by the strong performance of Smirnoff Twisted V, launched in the fourth quarter of calendar 2003. The performance of Smirnoff ready to drink resulted in favourable mix and net sales (after deducting excise duties) growth of 10% for total Smirnoff. In the United States, Smirnoff grew share of both the vodka category and the ready to drink segment.

Smirnoff marketing investment decreased 3%. Smirnoff Red marketing was lower period on period as the prior period included one time investments related to the Icon package launch and image campaign. This was partially offset by an increase in Smirnoff ready to drink marketing to support increased media and programmes focused on introducing target consumers to Smirnoff Twisted V.

Johnnie Walker volume grew 6% while net sales (after deducting excise duties) was up 14%. A price increase in selected regions of the United States coupled with growth in Black Label and the super deluxe variants drove this mix improvement. Johnnie Walker Black Label volume increased 6% and grew share in the United States on higher pricing. Strong consumer demand for super premium brands benefited the super deluxe variants, including Johnnie Walker Green Label launched in October 2004. Johnnie Walker Red Label volume growth slowed to 1% and Red Label lost share as competitive pressures increased in the premium scotch segment.

José Cuervo grew volume and share of the United States tequila category and the brand’s first television advertising campaign was launched. Net sales (after deducting excise duties) grew 8% with some adverse impact from flat volume in the higher value José Cuervo Margarita Mix variants. Excluding these variants, José Cuervo volume grew 10% while net sales (after deducting excise duties) was up 13%.

Baileys volume decreased 5% and share declined as the prior period included the pipeline fill related to the Minis launch but competitive pressures have also increased. Marketing investment declined 7% as advertising in the comparable period had been increased to support the Minis launch.

Captain Morgan continued to deliver strong performance with volume and net sales (after deducting excise duties) both up 12% driven by Original Spiced Rum and the launch of new Parrot Bay Flavors. Strong volume growth drove share gains of over 2 percentage points.

Tanqueray volume decreased 6%, although net sales (after deducting excise duties) fell only 2% due to a price increase taken in the first quarter. Tanqueray continued to lead the imported gin segment.

Guinness volume increased 2% and grew share driven by growth in Guinness Draught in Bottles and Guinness Extra Stout. Net sales (after deducting excise duties) increased by 4%.

Local priority brand performance accelerated with volume up 4% and net sales (after deducting excise duties) up 7%. Crown Royal, with volume up 7%, grew share of the North American whiskey category. Net sales (after deducting excise duties) growth also benefited from higher pricing in certain regions of the United States. Beaulieu Vineyard and Sterling Vineyards continued to perform strongly with combined volume up 27%, while net sales (after deducting excise duties) growth of 14% was negatively impacted by a mix shift to lower value variants. Growth of Crown Royal, Beaulieu Vineyard and Sterling Vineyards which constitute about 30% of Diageo’s local priority brand net sales (after deducting excise duties), offset mixed performance across the remaining North America local priority brands and delivered mix improvement.

Volume of the category brands grew 3% with Popov up 8% and Gordon’s vodka up 3%, along with growth in beer led by Red Stripe and Smithwick’s.

Performance in Canada, which constitutes 10% of North America volume, was negatively impacted by ongoing external labour issues. This included a strike in the province of Quèbec resulting in the closure of most beverage alcohol retailers from November 2004 and the dispute in the National Hockey League which has negatively impacted the on-trade channel.

In the prior period marketing was increased to support the Smirnoff Icon package launch and image campaign as well as the launch of Baileys Minis. In the current period marketing expenditure increased 2% as investment was focused to maximise the impact of other large scale fully integrated marketing programmes and innovation initiatives in the half. Johnnie Walker marketing increased to support increased advertising, successful consumer relationship marketing programmes and holiday gift packaging. Marketing investment was also increased to support the launch of Johnnie Walker Green Label and Captain Morgan Parrot Bay Flavors.

In the half year, Diageo essentially completed the consolidation phase of its distribution strategy with Moët Hennessy in the United States which commenced in February 2002. Over the last two and a half years, Diageo has created 39 dedicated distributor sales teams and staffed them with over 2,100 sales persons selling Diageo’s brands.

On 1 July 2004, Diageo moved the distribution of its brands formerly managed by Schieffelin & Somerset into its existing United States Spirits operation, simplifying the management of the brands and reducing costs.

On 8 February 2005, Diageo completed the acquisition of The Chalone Wine Group Ltd. for US$275 million (£143 million). The acquisition increases the range of premium brands in Diageo’s North American wine business and is expected to yield significant synergy for that business.

Europe

Summary:

•	Great Britain, Ireland and Spain account for 65% of Europe’s volume and 70% of net sales (after deducting excise duties).

•	Global priority brands account for 65% of total volume; while local priority brands represent 16% and category brands account for the remaining 19%.

•	Increased regulations and duties on ready to drink beverages, health-related legislation, such as the on-trade smoking ban in Ireland, and weak economic conditions, form the backdrop of Diageo’s performance in Europe.

•	Total volume was up 1%, while net sales (after deducting excise duties) declined 1%. Performance, excluding ready to drink, was stronger, with both volume and net sales (after deducting excise duties) growing 2% during the period.

•	Marketing was down 3%. Investment behind ready to drink declined 49% in response to the decline in the segment. Excluding ready to drink, marketing was up 5%.

•	Operating profit was up 4% due to stronger pricing in Spain, Great Britain and Greece as well as lower overall marketing.

Key measures:

			Reported	Organic
	2004	2003	movement	movement
	£ million	£ million	%	%
Volume			1	1
Turnover	2,240	2,247	—	1
Net sales (after deducting excise duties)	1,448	1,481	(2)	(1)
Marketing	241	268	(10)	(3)
Operating profit before exceptional items	459	432	6	4

Reported performance:

Turnover in Europe was down in the six months ended 31 December 2004 at £2,240 million. Operating profit before exceptional items increased by 6% from £432 million to £459 million.

Organic performance:

Turnover decreased by £7 million compared with the six months ended 31 December 2003. This decrease primarily arose from a £29 million reduction due to exchange rate impacts offset by organic growth of £26 million. The exchange impact results primarily from a weakening of the euro compared to the comparable period in 2003. Operating profit before exceptional items increased by £27 million as a result of £19 million of organic growth and a beneficial exchange rate movement effect of £8 million.

Organic brand performance:

	Volume	Net sales*
	movement	movement
	%	%
Smirnoff	—	(12)
Johnnie Walker	3	5
Guinness	1	6
Baileys	6	6
JeB	(1)	—
Total global priority brands	2	—
Local priority brands	(5)	(5)
Category brands	6	—
Total	1	(1)

* after deducting excise duties

Smirnoff volume was flat as 4% growth in the Smirnoff brand, excluding ready to drink, offset losses in ready to drink volume, down 21%. Net sales (after deducting excise duties) declined 12%, as a 26% decline in ready to drink net sales (after deducting excise duties) was only partially compensated by 4% growth in the Smirnoff brand, excluding ready to drink.

Johnnie Walker volume grew 3% driven by strong performances in the smaller markets. Both Johnnie Walker Red Label and Johnnie Walker Black Label performed well in Russia, Poland and Portugal while Johnnie Walker Super Deluxe grew in Greece, Portugal and Spain. Net sales (after deducting excise duties) grew 5% due to stronger pricing in Johnnie Walker’s two largest markets, Greece and Spain.

Guinness volume was up 1% as the brand returned to growth in Great Britain and slowed its decline in Ireland. Both markets had solid performances in the on-trade with growth in the off-trade due to new packaging.

Baileys continued to grow, with volume up 6% due to strong performances in several markets. Volume in Great Britain, Baileys biggest European market, grew 6%. Spain grew volume 5% on the back of a new advertising campaign and growth in the on-trade. The launch of Baileys Minis and a successful coffee house campaign drove 10% volume growth in Germany.

JeB volume declined 1%. Volume in Spain, JeB’s largest market, was down 4% as a result of a declining whisky category and stronger pricing. This was partially offset by strong performances in Portugal up 9% and Turkey up 10%. Net sales (after deducting excise duties) were flat despite declining volume as a result of stronger pricing throughout Europe.

Local priority brand volume declined 5% with a corresponding decline in net sales (after deducting excise duties). In Great Britain, Gordon’s Gin grew in a declining category. However, in Ireland, lagers deteriorated as a result of the competitive environment and a cold summer in 2004 compared to the unusually hot summer of 2003. In Spain, Cacique continued to grow with volume up 3%.

Category brands grew volume 6%. Blossom Hill continued on a strong trajectory growing 15% in Great Britain. Pampero performed well in Spain and Italy while standard scotch was particularly strong in Greece with Haig up 31%.

Great Britain

Volume growth was 2% and net sales (after deducing excise duties) grew 1%. Excluding ready to drink, performance was stronger with volume up 3% and net sales (after deducing excise duties) up 6% following price increases on Baileys, Smirnoff Red and Guinness.

Smirnoff Red volume grew 4%, with net sales (after deducting excise duties) growing 6% as a result of a price increase in April. Share in the period grew 1 percentage point due to a strong marketing programme, increased distribution and consistent promotional activities. Smirnoff ready to drink volume declined 18%, however, the brand grew share by 1 percentage point and is the leader in the ready to drink segment with a 29% share.

Guinness returned to growth with volume up 2% and net sales (after deducting excise duties) up 6%, benefiting from a price increase put through in April. New packaging for Guinness Draught in cans drove off-trade growth while a solid performance in the on-trade enabled Guinness to hold share flat for the period. Marketing investment increased 6% to support a programme of consistent TV presence.

Baileys volume was up 6% while net sales (after deducting excise duties) grew 5%. The brand had another good period with share up 10 percentage points benefiting from major retailers aggressively supporting Baileys as a strategy to drive footfall through the Christmas period.

Local priority brand volume declined 4%. Bell’s retained its leadership of the blended whisky segment despite lower volume. Gordon’s Gin grew volume 7%, and share 3 percentage points, as a result of an effective advertising and promotional campaign and the successful relaunch of Gordon’s Sloe Gin.

Ireland

The results for Ireland reflect the ongoing difficulties in the on-trade. The continuing shift from the on-trade to the off-trade was further exacerbated by the smoking ban introduced in March 2004 and as a result, Diageo’s volume declined 3%.

Guinness turned in a strong performance driven by a range of successful programmes supporting the brand and benefiting from a cool summer in 2004. Volume decline slowed to 1% and net sales (after deducting excise duties) grew 5% with some benefit from pricing. The on-trade in the Republic of Ireland remains Guinness’ largest channel, accounting for nearly 80% of volume. In this channel, share was up by 1 percentage point despite the challenging dynamics taking place in the on-trade.

Spirits performed well. Baileys volume grew 6% and Smirnoff volume was up 12%. The Smirnoff relaunch in 2004 was successful and the brand remains the number one vodka brand in Ireland.

Local priority brand volume was down 10% due to weak performance in lagers and Smithwick’s. Budweiser, Carlsberg and Harp performance was held back by a cool summer in 2004 and an increasingly competitive environment in the off-trade.

Spain

Volume grew 1% in a spirits market that declined by 2%. While Cacique, Baileys, and Smirnoff drove growth, performance also benefited from trade buy-in ahead of increases in both duty and price. A price rise was put through in April 2004 and a second price increase was made on 1 January 2005 in conjunction with a 2% increase in duty. As a result of stronger pricing, net sales (after deducting excise duties) grew 4%.

JeB volume was down 4%. However, stronger pricing meant that net sales (after deducting excise duties) was down only 1%. Despite a 1 percentage point decrease in share, JeB remains the leader with a 25% share of the standard whisky segment.

The remaining global priority brands performed well. Baileys volume was up 5% and net sales (after deducting excise duties) increased 9%, in the wake of stronger pricing. Johnnie Walker volume was up 1% thanks to Johnnie Walker Black Label, growth of 18% – albeit off a small base – which offset a 2% decline in Johnnie Walker Red Label. Johnnie Walker Black Label also grew share 1 percentage point while Johnnie Walker Red Label’s share remained flat.

Local priority brand volume was up 3%. The dark rum segment continued to grow albeit at a more moderate rate as consumers continue to shift away from whisky and white rum. Cacique volume grew 3% and net sales (after deducting excise duties) were up 9%. The brand lost share due to numerous new entries, however, it is still the leader of the dark rum segment with a 34% share.

Category brand performance was strong. Volume increased 15% as a result of Gordon’s Gin, which grew 14% due to favourable pricing versus the competition and continued momentum behind Pampero, which was up 16%.

Rest of Europe

The rest of Europe represents 35% of total European volume and 30% of net sales (after deducting excise duties). Total volume was up 3%, with volume excluding ready to drink up 4% offsetting a sharp 24% decline in ready to drink. Net sales (after deducting excise duties) declined 1% as a result of lower ready to drink sales in Germany, Switzerland and the Nordics. Excluding ready to drink, net sales (after deducting excise duties) were up 4% reflecting stronger pricing in Greece and Portugal.

In Greece, volume was up 3% with strong growth in José Cuervo and Haig. France’s volume was up 4% as a result of growth in Smirnoff Red, Smirnoff ready to drink and JeB. Germany’s volume fell 4% as growth in Baileys and Smirnoff Red only partially offset a 65% decline in Smirnoff ready to drink volume due to an increase in duties and regulations. In Italy, total volume was up 1% as Pampero growth of 26% was offset by weaker volume for Johnnie Walker and Smirnoff.

Russia delivered a strong performance, albeit from a relatively small base. Volume grew 28%, while net sales (after deducting excise duties) were up 33%. Johnnie Walker and Baileys, with volume up 30% and 26% respectively, drove performance, together with the launch of Smirnoff ready to drink in the summer of 2004. Johnnie Walker Red Label, Johnnie Walker Black Label and Baileys all increased share and are the clear leaders in their respective segments.

On 19 November 2004, Diageo announced that it had reached an agreement to acquire the Ursus vodka and Ursus Roter brands. The total cash investment was approximately €145 million (£102 million) for the acquisition of the brands and the termination of certain existing production and distribution agreements in respect of the brands.

International

Summary:

•	Global priority brands account for 53% of total volume, while local priority brands represent 15% and category brands account for the remaining 32%.

•	International volume growth was achieved through strong growth in Latin America and parts of Asia Pacific. Volume growth together with price increases in Latin America and Africa and overall favourable mix delivered 9% net sales (after deducting excise duties) growth.

•	Strong volume growth from the global priority brands together with price increases on Smirnoff and Guinness offset the continued decline of the scotch category in Korea and mixed volume performance across Africa and Asia Pacific.

•	Significant investments were made in the period to position Diageo for long term growth including an increase in marketing of 23% on global priority brands and the launch of a redesigned Guinness bottle in Nigeria holding back operating profit growth.

•	Emerging markets of Brazil, India and China continue to grow rapidly driven by growth in Johnnie Walker and Smirnoff.

Key measures:

			Reported	Organic
	2004	2003	movement	movement
	£ million	£ million	%	%
Volume			5	4
Turnover	1,332	1,327	—	9
Net sales (after deducting excise duties)	1,062	1,057	—	9
Marketing	147	142	4	13
Operating profit before exceptional items	352	374	(6)	4

Reported performance:

Reported turnover in the six months ended 31 December 2004 was £1,332 million, up £5 million on the prior period figure of £1,327 million. Operating profit before exceptional items was down 6% at £352 million for the six months ended 31 December 2004.

Organic performance:

Turnover in International markets was up £5 million compared with the six months ended 31 December 2003. There were unfavourable exchange losses of £103 million, offset by a £106 million improvement in organic performance. A small acquisition effect has also been adjusted in reaching organic turnover growth.

There was a £22 million decrease in reported operating profit before exceptional items. This decrease was due to organic improvements in brand performance of £13 million offset by unfavourable exchange rate movements of £35 million (principally driven by weakness in the US dollar).

Organic brand performance:

	Volume	Net sales*
	movement	movement
	%	%
Johnnie Walker	5	10
Smirnoff	14	22
Guinness	(1)	10
Baileys	5	3
Total global priority brands	6	11
Local priority brands	1	(1)
Category brands	4	13
Total	4	9

* after deducting excise duties

Johnnie Walker and Smirnoff led volume growth in global priority brands. Johnnie Walker volume grew 5% driven by strong performance across Latin America and global duty free offset by a volume decline in Taiwan. Smirnoff volume was up 14% with strong growth in both Smirnoff Red, up 11% and Smirnoff ready to drink, up 31%. Smirnoff performance was particularly strong in Latin America, Asia Pacific and India with volume growth of 22%, 20% and 41% respectively. Smirnoff ready to drink volume was up 30% in Latin America driven by strong performance in Brazil, Paraguay and Uruguay as a result of repositioning of the brand and the launch of the Black Ice variant. Smirnoff price increases in Latin America coupled with the growth in the ready to drink segment delivered favourable price/mix benefits.

Guinness volume declined 1% driven by mixed results across Africa. Volume in Nigeria declined 15% while net sales (after deducting excise duties) grew 5% as economic conditions tightened and price increases in excess of inflation were implemented. The decline in Nigeria, which represents 46% of Guinness volume in Africa was due in part to increased competition for disposable income predominantly from mobile phone companies and a significant decrease in liquidity because of banking regulation changes. Price increases were implemented across a number of countries in Africa in the current and previous fiscal years resulting in 11 percentage points of price/mix benefit.

Baileys volume grew 5% driven by growth of 17% in Latin America offset by weakness in Australia where volume declined 14%. The growth in Latin America was led by Chile, where volume doubled to over 60,000 equivalent units as the cream liqueur segment continues to develop.

Volume of local priority brands grew 1% but performance was mixed. Strong growth from Bundaberg (Australia), Buchanan’s (Venezuela), Pilsner (Kenya) and Bell’s (South Africa) offset declines in Windsor (Korea) and Malta Guinness (Africa). Bundaberg continued to perform strongly supported by new packaging and increased media investment. Bundaberg ready to drink grew share of the segment and became the number one selling ready to drink product in Australia benefiting from the success of recently launched new variants. Trading conditions and pricing above inflation in Nigeria disproportionately impacted Malta Guinness and overall volume declined 8%. Local priority brand net sales (after deducting excise duties) declined 1% driven in part by the negative impact of Windsor’s decline on mix.

Category brands grew 4% with mixed volume performance across the scotch, rum, gin and beer brands. Net sales (after deducing excise duties) increased 13% primarily due to the growth of higher value brands such as Buchanan’s and Old Parr coupled with significant declines in lower value brands such as Spey Royal and Pilsner.

Overall marketing investment grew 13% with spend behind global priority brands up 23% to support increased media in Latin America on Smirnoff and Johnnie Walker and an upweighted media campaign on Baileys in Mexico. Additionally, there was a significant increase in marketing in China focused on Johnnie Walker. This was offset by a decrease in marketing in Korea due to the decline in the scotch category and investment in Bundaberg in Australia decreased as the comparable period included the sponsorship of the Rugby World Cup.

Asia Pacific

Scotch represents 44% of Diageo’s volume across the Asia Pacific region and performance was mixed. The total scotch category declined 12% in Korea due to the residual effects of the consumer credit crunch and the continued erosion of consumer confidence. Windsor lost share in Korea with volume declining 21% but Diageo maintained its leadership of the scotch category.

In Taiwan the scotch category has become increasingly competitive. Johnnie Walker volume declined 47% and lost share to a local competitor. Volume was negatively impacted in part by the effect of a prior period price increase.

Volume declined 22% in Thailand driven by Spey Royal with volume down 34% as the brand increased price and lost share in the highly competitive standard scotch segment. Johnnie Walker volume declined 17% but net sales (after deducting excise duties) increased 4% benefiting from growth in the Super Deluxe variants and the discontinuance of certain price promotions.

India and China continue to experience rapid economic expansion and increases in consumer purchasing power and affinity for international spirits. In China, rapid growth of the scotch category continued with volume of Johnnie Walker up 67%, to 90,000 equivalent units, supported by new marketing initiatives focused on building brand awareness through advertising and expanding consumer relationship marketing programmes. In India, Smirnoff grew volume and share driven by the launch of Smirnoff Flavors while Johnnie Walker volume was up 7%.

Ready to drink volume growth of 20% boosted performance in Australia. Bundaberg, Smirnoff and Johnnie Walker each posted double digit volume increases on their respective ready to drink variants. Growth was driven by line extensions and share gains. Performance in spirits was mixed with Bundaberg, Baileys and Smirnoff registering share gains while Johnnie Walker Red Label lost share as aggressive discount programmes were eliminated.

Latin America

The improved economic environment coupled with currency stability provided a lift to performance across Latin America with the scotch and vodka categories leading the growth. Total volume in Latin America increased 14% driven by the global and local priority brands which grew 17% and 23%, respectively. In Brazil, Paraguay, and Uruguay, Johnnie Walker grew volume 10% and share benefited from new media spend. Smirnoff, excluding ready to drink, grew volume 26% boosted by higher media spend and a new packaging launch. A price increase was also implemented on Smirnoff. In Brazil, Johnnie Walker Red Label, Johnnie Walker Black Label and Smirnoff maintained leadership positions of their respective segments.

Volume of Johnnie Walker and Buchanan’s were each up over 70% in Venezuela and both grew share as Diageo maintained its leadership in the Super Deluxe, deluxe and standard scotch segments. Performance in Mexico was strong with overall volume up 39% driven by growth and share gains across the scotch category for Buchanan’s, Johnnie Walker Red Label and JeB. Baileys also grew volume 22% and share boosted by a new media campaign.

Africa

Overall volume in Africa grew 3% but results were mixed reflecting trading difficulties in some markets there. The improving economic environment in Kenya and growth in South Africa offset the deteriorating trading conditions in Nigeria and the Ivory Coast. Excluding Nigeria, Guinness volume grew 13% largely because of volume growth and share gains in Cameroon and Ghana. Guinness Extra Smooth performed exceptionally well in Cameroon after its launch in June 2004, capturing 4% of the beer market principally at the expense of competitive lager brands. The Ivory Coast, which is the fifth largest Guinness market in Africa, saw volume decline over 40% impacted by the deteriorating political and security situation.

Beer performance in Kenya was strong with volume up nearly 20% as performance of Tusker and Pilsner rebounded and a new value lager was launched. Increasing consumer confidence and strengthening currency boosted performance in South Africa as Johnnie Walker, JeB and Bell’s each posted double-digit volume growth. Volume of Smirnoff in South Africa, which represents 91% of Smirnoff in Africa, grew 6% due in part to the introduction of Smirnoff Triple Spin, a new ready to drink variant.

In December 2004, Diageo completed the purchase of Ghana Breweries Limited, a subsidiary of Heineken, and retains a majority ownership in the newly formed entity – Guinness Ghana Breweries Limited.

Global duty free

Volume decreased 1% and net sales (after deducting excise duties) declined 2% reflecting volume growth in Johnnie Walker offset by a volume decline in Baileys. Performance was impacted by the weakening of the US dollar.

Corporate

Reported turnover in the six months ended 31 December 2004 was £28 million, down £1 million versus the prior period. Net corporate operating costs and trading losses decreased 6% to £73 million. Corporate revenues and costs are in respect of central costs including finance, human resources and legal as well as certain information system, service centre, facilities and employee costs that are not directly allocated to the geographical operating units. Additionally, they also include the revenues and costs related to rents receivable in respect of properties not used by Diageo in the manufacture, sale or distribution of premium drinks and the results of Gleneagles Hotel.

Moët Hennessy

Diageo’s 34% equity interest in Moët Hennessy contributed £100 million to share of profits of associates (2003 — £110 million).

Liquidity and capital resources

Cash flow
A summary of the cash flow and reconciliation to movement in net borrowings for the six months ended 31 December 2004 compared to the six months ended 31 December 2003 is as follows:

	Six months ended
	31 December
	2004	2003
	£ million	£ million
Operating profit	1,172	1,162
Exceptional operating costs	20	19
Restructuring and integration payments	(16)	(52)
Depreciation and amortisation charge	106	110
Increase in working capital	(323)	(321)
Other items	42	53

Net cash from operating activities	1,001	971
Interest and dividends paid to equity minority interests	(118)	(162)
Fixed asset investment dividends received	16	—
Dividends received from associates	4	90
Taxation	(152)	(179)
Net purchase of investments	(2)	(5)
Net capital expenditure	(113)	(95)

Free cash flow	636	620
Acquisitions and disposals	1,208	(8)
Equity dividends paid	(512)	(480)
Issue of share capital	3	1
Net purchase of own shares for share trusts	(54)	(16)
Own shares purchased for cancellation/holding as treasury shares	(353)	(256)
Redemption of guaranteed preferred securities	(302)	—
Exchange adjustments	36	295
Non-cash items	8	9

Decrease in net borrowings	670	165

The primary sources of the group’s liquidity have been cash generated from operations and cash received from disposals. A portion of these funds has been used to fund share repurchases, to pay interest, dividends and taxes and to fund capital expenditure.

Free cash flow
Free cash flow is a non-GAAP measure that comprises the net cash flow arising from operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, and capital expenditure and financial investment. Free cash flow as used by the company covers all the items that are required by FRS 1 to be on the face of the cash flow statement down to, and including, capital expenditure and financial investment. It is therefore a natural sub-total but may not be comparable to similarly titled measures used by other companies. The group’s management believes the measure assists users of the financial statements in understanding the group’s cash generating performance as it comprises items which arise from the running of the ongoing business.

Where appropriate, separate discussion is given for the impacts of acquisitions and disposals of businesses, equity dividends and purchase of own shares – each of which arises from decisions which are independent from the running of the ongoing underlying business. Management regards capital expenditure as ultimately non-discretionary since ongoing investment in plant and machinery is required to support the day-to-day operations, whereas acquisitions and disposals of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts which the group has either has a constructive or legal obligation to incur. The free cash flow measure is also used by management for its own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

Free cash flow increased 3% to £636 million from £620 million in the prior period, principally as a result of increased operating cash flows (up £30 million to £1,001 million), and reduced net interest payments (down £47 million to £93 million) offset by reduced dividends received from associates and fixed asset investments (down £70 million to £20 million).

In the six months ended 31 December 2004, Diageo repurchased 48.2 million shares for cancellation or to be held as treasury shares (2003 – 36.4 million shares) at a cost of £353 million (2003 – £256 million). A net £54 million (2003 – £16 million) was spent on the purchase of shares for the employee share trusts.

Borrowings

The group policy with regard to the expected maturity profile of net borrowings of group finance companies is to limit the proportion of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits, and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, it is group policy to maintain backstop facility terms from relationship banks to support commercial paper obligations.

The group’s net borrowings comprise the following:

31 December
2004
£ million
Borrowings due within one year (including overdrafts of £112 million)	(2,111)
Borrowings due between one and three years	(1,144)
Borrowings due between three and five years	(1,069)
Borrowings due after more than five years	(698)
Cash at bank and liquid resources	1,590
Foreign currency swaps	(42)

(3,474)

The group’s net borrowings (after the impact of foreign currency swaps) and cash at bank and liquid resources (liquid resources represent amounts placed with financial institutions which require notice of withdrawal of more than 24 hours to avoid an interest penalty) at 31 December 2004 were denominated in the following currencies:

	Total	US dollar	Sterling	Euro	Other
	£ million	%	%	%	%
Gross borrowings after the impact of foreign currency swaps	(5,064)	69	(4)	25	10
Cash at bank and liquid resources	1,590	62	12	12	14

The effective interest rate for the six months ended 31 December 2004, based on average net borrowings and interest charge, excluding the group’s share of associates’ interest was 4.1%.

The following table summarises the group’s borrowings, excluding overdrafts and interest rate and foreign currency swaps.

31 December
2004
£ million
Global bonds	(1,555)
Yankee bonds	(570)
Guaranteed notes	(208)
Preferred capital securities	(391)
Medium term notes	(947)
Commercial paper	(297)
Sterling bonds	(200)
Others	(742)

(4,910)

During the six months ended 31 December 2004 a $200 million (£111 million) guaranteed note matured on 15 September 2004. $25 million (£13 million) retail notes with callable options were repaid during the six month period ended 31 December 2004. There were no issuances during the period.

The £670 million decrease in net borrowings from 30 June 2004 to 31 December 2004 includes free cash inflow of £636 million noted above and benefits from both a net inflow of £1,208 million from acquisitions and disposals and favourable exchange rate movements of £36 million, partly offset by decreases due to dividends paid of £512 million, the repurchase of shares of £407 million, and the redemption of guaranteed preferred securities of £302 million.

At 31 December 2004, the group had available undrawn committed bank facilities of £1,667 million. Of the facilities, £990 million expire in the period up to 10 May 2005 and £677 million expire in the period up to 13 May 2007. Commitment fees are paid on the undrawn portion of these facilities. Borrowings under these facilities will be at prevailing LIBOR rates plus an agreed margin, which is dependent on the period of drawdown. These facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group’s commercial paper programmes. The committed bank facilities are subject to a single financial covenant, being a minimum interest cover ratio of two times (defined as the ratio of operating profit before exceptional items aggregated with share of profits of associates to net interest). They are also subject to pari passu ranking and negative pledge covenants.

Any non compliance with covenants underlying Diageo’s financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non compliance with covenants may, in particular circumstances, lead to an acceleration of maturity on certain notes and the inability to access committed facilities. Diageo was in full compliance with all of its financial covenants throughout each of the periods presented.

Off-balance sheet arrangements
In connection with the disposal of businesses, the group has given guarantees of third party debt which were necessary to complete the disposals on the most favourable terms. The directors are not aware of any instances of default by the borrowers at present, but the ability of the borrowers to continue to be in compliance with the guaranteed debt instruments, and in particular remaining current on payments of interest and repayments of principal, is significantly dependent on the current and future operations of those borrowers and their affiliates. Diageo has guaranteed up to $850 million (£443 million) of external borrowings of Burger King until December 2007. These loans had an original term of five years although Diageo and Burger King agreed to structure their arrangements to encourage refinancing by Burger King on a non-guaranteed basis prior to the end of five years. The primary covenants under the guarantee are pari passu ranking and negative pledge. In connection with the disposal of Pillsbury in October 2001, Diageo has guaranteed $200 million (£104 million) of International Multifoods Corporation’s debt repayable in 2009.

In addition, certain of the acquired Seagram businesses had pre-existing guarantees at the date of the acquisition in relation to the solvency of a third party partnership. This partnership has outstanding loans of $100 million (£52 million). Vivendi has indemnified the group against any losses relating to these arrangements.

The above guarantees are unrelated to the ongoing operations of the group’s business.

At 30 June 2004, the group had minimum payments due under operating leases of £518 million (£66 million due in the year ending 30 June 2005). At 30 June 2004, the group had purchase obligations of £2,268 million of which £601 million were due in the year ending 30 June 2005.

At 31 December 2004, the group had unrecognised gains and losses of £227 million and £167 million, respectively, in respect of financial instruments.

Save as disclosed above, neither Diageo plc nor any member of the Diageo group, has any off-balance sheet financing arrangements that currently have or are reasonably likely to have a material future effect on the group’s financial condition, changes in financial condition, results of operation, liquidity, capital expenditure or capital resources.

NEW ACCOUNTING STANDARDS

Conversion to International Financial Reporting Standards (IFRS)

Diageo will be required to present IFRS compliant financial statements for the financial year starting 1 July 2005. In September 2005, Diageo will present results for the year ending 30 June 2005 under UK GAAP. The income statement, balance sheet and cash flow will also be available restated under IFRS (see IAS 39 exception below), together with quantitative reconciliations of equity and net profit and explanations of differences to the corresponding UK GAAP reporting.

The adoption of IFRS will result in changes to the presentation of the financial statements and to the amount and timing of recognition of assets, liabilities, profits and losses. IFRS standards continue to be revised and be subject to new interpretations. However, based on current expectations of the standards that Diageo will need to comply with and on the work carried out to date, the most significant implications of the conversion to IFRS for the group are described below:

IAS 10 — Events after the balance sheet date, requires that dividends declared to holders of equity instruments after the balance sheet date are not recognised as a liability. Amounts of proposed dividends are noted but not provided for.

IAS 12 — Income taxes, uses a balance sheet based approach whereby deferred tax assets and liabilities should be recognised for all taxable temporary differences (except in certain more limited specified instances). One consequence for Diageo will be the recognition under IFRS of significant deferred tax assets representing tax benefits of group reorganisations made in the prior years. Amortisation and other movements in respect of these assets are likely to result in considerable volatility in the tax charge, and thus in the effective tax rate. The cash benefit is not affected by this change in accounting.

IAS 21 — The effects of changes in foreign exchange rates, requires that all exchange rate differences on monetary items are recognised in the income statement unless the monetary item forms part of a net investment in a foreign entity or is designated as a hedging instrument in a net investment hedge. IAS 21 is more prescriptive in determining which loans, including intra group loans, may be designated as part of the group’s net investment or as a net investment hedge. Volatility will arise in the income statement to the extent that such loans do not meet the criteria in IAS 21, although this will have no effect on net assets.

IAS 39 — Financial instruments: recognition and measurement, the provisions of which Diageo will adopt with effect from 1 July 2005, impacts Diageo in three key areas:

1) FX cash flow hedging: The degree of confidence in future cash flows required to achieve hedge accounting for derivatives will increase. Diageo will reduce its volume of transaction hedges given the difficulty of forecasting exact cash flows. The results will therefore be somewhat more sensitive to changes in exchange rates.

2) FX balance sheet hedging: To obtain hedge accounting for its net investments, Diageo is introducing additional processes to determine, monitor and document the effectiveness of the hedges in place, although it is possible that hedge accounting will not be achieved in respect of all hedges relating to overseas investments.

3) Interest rate risk management: Derivatives must be allocated to specific debt instruments, as opposed to Diageo’s total debt portfolio, to obtain hedge accounting. Additional processes will be introduced to determine, monitor and document the effectiveness of the hedges in place. Finance charges and net borrowings will be more sensitive to changes in interest rates. A proportion of net debt will be recorded at fair value rather than amortised cost.

Overall, there is likely to be some increased volatility in Diageo’s income statement as a consequence of implementing IAS 39, the extent of which will be dependent on prevailing interest and currency rates in the relevant accounting period. There remain aspects of IAS 39 that are subject to ongoing consideration by the International Accounting Standards Board, which may have implications for Diageo.

IFRS 2 — Share-based payment requires that equity-settled share based transactions with employees are required to be measured at the fair value of the equity instruments at the date of grant and this is the basis of the charge to the income statement over the vesting period. Currently, the intrinsic value (the difference between the grant price and the market price at the date of grant) is charged to profit over the life of the option. The fair values of the grants will be calculated based on the binomial and Monte Carlo option pricing models. It is estimated that the change will increase the pre tax cost of employee options for the year ending 30 June 2005 by approximately £15 million.

In addition to the above differences, associates including Moët Hennessy will restate their results under IFRS and this will affect Diageo’s share of their results and net assets.

Other differences between UK GAAP and IFRS are not currently expected to have a significant impact on net income. In particular, under IAS 19 — Employee benefits Diageo expects to adopt the option to recognise actuarial gains and losses in full in the statement of recognised income and expense. This mirrors the current UK GAAP accounting treatment adopted under full compliance with FRS 17.

United States

The following US GAAP standards have recently been issued:

SFAS No. 151 — Inventory Costs   In November 2004 the Financial Accounting Standards Board (FASB) issued SFAS No. 151 — Inventory Costs to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognised as current period charges. In addition, SFAS No. 151 requires that the allocation of fixed production overheads to inventory values be based on the normal capacity of the production facilities. SFAS No. 151 is effective for costs incurred in respect of inventories for reporting periods beginning after 15 June 2005. The adoption of SFAS No. 151 is not expected to have a material effect on the results or net assets of the group.

SFAS No. 153 — Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29   In December 2004 the FASB issued SFAS No. 153 which, for periods beginning after 15 June 2005, no longer allows the exemption included in APB Opinion No. 29 (APB 29) which permitted certain non-monetary exchanges of similar productive assets to be accounted for at book value with no gain or loss being recognised. Under SFAS No. 153 such non-monetary transactions have to be accounted for at fair value, recognising any gain or loss, if the transaction meets a commercial substance criterion and the fair value is determinable. SFAS No. 153 did not affect the guidance in APB 29 for non-monetary exchanges of inventory. The adoption of SFAS No. 153 is not expected to have a material effect on the results or net assets of the group.

SFAS No. 123(R) — Share-Based Payment   In December 2004 the FASB issued SFAS No. 123(R) — Shared-Based Payment which is a revision of SFAS No. 123 — Accounting for Stock-Based Compensation and supersedes APB Opinion No. 25 — Accounting for Stock Issued to Employees. Generally SFAS No. 123(R) is similar to the valuation methods contained in SFAS No. 123 but requires all share based payments to employees, including grants of employee share options, to be charged to the profit and loss account. Proforma disclosure is no longer an alternative. With limited exceptions, the amount charged to the profit and loss account for share options will be measured based on the grant date fair value of the option amortised over the period to the date of vesting of the award. SFAS No. 123(R) is effective for annual reporting periods beginning after 15 June 2005. The adoption of SFAS No. 123(R) is likely to increase the annual US GAAP profit and loss charge before taxation by approximately £10 million, based on the current structure of the awards.

RECONCILIATION TO US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)

Diageo’s consolidated financial statements have been prepared in accordance with UK GAAP, which is the group’s primary reporting framework. Reconciliations between UK and US GAAP are set out in the unaudited consolidated financial information and this section explains the principal differences.

	Six months ended 31 December

	2004	2003
	£ million	£ million
Turnover – UK GAAP	4,984	5,060
– US GAAP	5,175	4,958
Effect on net income of significant differences between UK and US GAAP:
Net income in accordance with UK GAAP	869	891
Adjustments to conform with US GAAP:
Inventories	(19)	(22)
Pension and other post employment benefits	12	7
Derivative instruments in respect of General Mills shares	(1)	13
Other derivative instruments	(22)	72
Disposal of General Mills shares	87	—
Other items	(9)	(2)
Deferred taxation	17	(18)

Net income in accordance with US GAAP	934	941

Turnover
UK GAAP turnover (sales in US terminology) for the six months ended 31 December 2004 was £191 million lower than turnover under US GAAP. This difference was in respect of the accounting treatment of a number of joint arrangements, involved in the marketing and distribution of alcoholic beverages, that the group has with LVMH Moët Hennessy-Louis Vuitton SA (LVMH) in France and the Far East. Under UK GAAP, the group consolidates the attributable share of the joint arrangements measured according to the terms of the arrangement as a result of which the group only consolidates the turnover of the Diageo brands sold to third parties by the joint arrangements. Under US GAAP, the sales to third parties of the LVMH brands by the joint arrangements are also included in group turnover as Diageo is regarded as the primary beneficiary of the joint arrangements.

In the six months ended 31 December 2003, turnover under UK GAAP was £102 million higher than under US GAAP as, under US GAAP, during the period before the implementation of FIN 46(R) — Consolidation of Variable Interest Entities, joint arrangements with LVMH were accounted for under the equity method of accounting and the group’s share of sales of the joint arrangements were not included as part of group turnover.

Net income
The significant reconciling items in net income are as follows:

Inventories The fair value of the net assets under US GAAP of the Guinness Group was higher than the net assets under UK GAAP, primarily in respect of maturing whisky inventories. The fair value of the inventories at the date of acquisition (17 December 1997) was £601 million higher under US GAAP than under UK GAAP. The increase in inventory values is unwinding over a number of years on the sale of the whisky to third parties. In the six months ended 31 December 2004 £19 million (2003 – £22 million) of the fair value increase was realised.

Pension and other post employment benefits Under UK GAAP, the pension cost for the interim period is based on an actuarial valuation at the start of the financial period. The current service cost is charged to operating profit. The interest cost (being the unwinding of the discount on the fund’s liabilities for the period) and the expected return on assets for the period (calculated using the market value of assets), are charged/credited to finance charges in the profit and loss account. The surplus or deficit in post employment plans, measured on the basis of the actuarial valuation at the start of the period, is part of the group’s consolidated net assets.

Under US GAAP, the pension cost for the interim period is based on an actuarial valuation at the start of the financial period. The current service cost, the interest (being the unwinding of the discount on the fund’s liabilities for the period) and the expected return on assets for the period (calculated using a smoothed market value of assets) are all charged/credited to operating profit. The cumulative amounts arising from changes in the assumptions used for actuarial valuations and any differences between the actual return on the plan’s assets and the expected return on the plan’s assets arising in previous periods are amortised through operating profit over the average service lives of the employees. Only when the plan is in deficit, calculated on the plan’s accrued rather than projected liabilities, is the liability included in the group’s consolidated net assets. If the plan is in surplus, the group’s consolidated net assets include a prepayment or provision which is the difference between the cumulative profit and loss account charges and the cumulative cash contributions made to the plan.

In the six months ended 31 December 2004, under UK GAAP, the charge for post employment costs before taxation was £42 million (2003 – £62 million) compared to a charge of £30 million (2003 – £55 million) under US GAAP.

Derivative instruments The group uses derivative financial instruments for risk management purposes. Under UK GAAP, changes in the fair value of interest rate derivatives and derivatives hedging forecast transactions are not recognised until realised. Changes in the fair value of derivatives hedging the translation of net assets of overseas operations are taken to the statement of total recognised gains and losses. Under US GAAP, all derivatives are carried at fair value at the balance sheet date. Certain of the group’s derivatives qualify for and are designated as hedges under US GAAP, which defers the effect on net income from gains and losses arising from changes in their fair values, to coincide with the timing of the recognition of the hedged item. Gains and losses arising from changes in the fair value of derivatives which do not qualify for US GAAP hedge accounting treatment are charged or credited in determining net income under US GAAP.

In the six months ended 31 December 2004, under US GAAP there were losses of £43 million recognised on foreign exchange derivatives (2003 – gains of £16 million) and gains of £14 million recognised on interest rate instruments (2003 – gains of £51 million). The period on period movements were a product of the portion of the group’s hedging instruments for which mark-to-market movements are taken to net income under US GAAP but not under UK GAAP, and the movements in exchange and interest rates in each period. Other differences arising between UK and US GAAP on derivative instruments, in respect of the group's share of results of associated companies, amounted to gains of £7 million (2003 – gains of £5 million). In addition, the movement in the fair value of the derivative instrument over the option contract held by General Mills over shares owned by the group in General Mills, amounted to a loss of £1 million (2003 — gain of £13 million).

Disposal of General Mills shares Under UK GAAP, in the six months ended 31 December 2004, the group made a pre tax loss on the disposal of 54 million General Mills shares of £28 million. Under US GAAP, the group made a pre tax gain in respect of the disposal of General Mills shares of £59 million. The main reason for the difference was the different carrying values under UK and US GAAP of the General Mills investment which principally arose from the varying historical accounting treatments for intangible assets. Under US GAAP, the goodwill and brands in respect of the General Mills investment were being amortised over 40 years until 30 June 2001 whereas no amortisation on these assets had been charged under UK GAAP. In addition, interest rate swaps were closed out at a cost of £25 million and charged to the loss on disposal under UK GAAP, but under US GAAP, these instruments had been marked to fair value through the profit and loss account prior to the sale. Partially offsetting these differences, cumulative unhedged currency translation losses of £37 million were included in the gain on disposal under US GAAP. Under UK GAAP, cumulative currency translation gains and losses are not included in the loss on disposal.

Exceptional and extraordinary items Under UK GAAP, exceptional items are those that, in management’s judgement, are material items that arise from events or transactions that fall within the ordinary activities of the group but, by virtue of their size or incidence, should be separately disclosed if the financial statements are to properly reflect the results for the period. US GAAP does not have such a category. Under US GAAP, certain of these items are treated in accordance with paragraph 26 of APB 30 as a separate component of income from continuing operations, if appropriate. The group has had no extraordinary items under either UK or US GAAP for the six months ended 31 December 2004 or the six months ended 31 December 2003.

TREND INFORMATION

Paul Walsh, Chief Executive of Diageo, commenting on the six months ended 31 December 2004 said:

‘Diageo’s aim is to consistently deliver across key performance measures and in this half we have again delivered top line organic growth and margin improvement and increased return on capital. This is the tenth consecutive set of results in which we have delivered these improvements.

Our main engines for growth during the half year have been our global priority brands, where volume increased by a further 4%, and our North American business, where organic operating profit is up 12%. Even in Europe, where the consumer environment is far more challenging, we have delivered 4% organic operating profit growth. The performance of our International business, where organic operating profit was also up 4%, reflected improving trading conditions in Latin America, partially offset by difficult trading conditions in Korea, Taiwan and Nigeria, and a 13% increase in marketing investment.

We have made a good start to the year and we can maintain our full year guidance of 6% organic operating profit growth despite absorbing an increase in the cost of executing additional productivity initiatives in the second half.’

The above comments were made by Paul Walsh, Chief Executive of Diageo, in the Interim Announcement published on 17 February 2005.

RECENT DEVELOPMENTS

On 25 February 2005, Diageo announced that it had completed the acquisition of Ursus Vodka Holding BV, the owner of the Ursus Vodka and Ursus Roter brands.

On 1 April 2005 Dr. Franz B Humer, Chairman and Chief Executive Officer of F. Hoffmann-La Roche Ltd, was appointed to the Diageo board as a non-executive director. He was appointed to the audit committee, the remuneration committee and the nomination committee.

On 27 April 2005, Diageo issued a press release containing the following statement:

“Capital Structure. Diageo’s policy, as outlined in the October 2004 AGM statement, is that the appropriate capital structure for the group is one which achieves capital efficiency, maximises flexibility and gives the appropriate level of access to the debt markets at attractive cost levels, and that this is best achieved by targeting a range of ratios which are currently broadly consistent with a single A credit rating.

Acquisition Strategy. The pace of consolidation activity in the total beverage alcohol sector is increasing – with the offer by Pernod Ricard for Allied Domecq as the latest example. In this environment, Diageo expects to continue to evaluate opportunities to make acquisitions that complement its existing premium drinks brands and create shareholder value. The funding options for potential acquisitions include the use of the group’s substantial free cash flow, the possible monetisation of the remaining shares in General Mills and borrowings. In limited circumstances, Diageo is prepared to change its targeted range of financial ratios for a period of time provided that those new ratios are broadly consistent with a credit rating in the single A band.”

INDEX TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION
FOR THE SIX MONTHS ENDED 31 DECEMBER 2004 AND 31 DECEMBER 2003

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Six months ended 31 December 2004			Six months ended 31 December 2003
	Before			Before
	exceptional	Exceptional		exceptional	Exceptional
	items	items	Total	items	items	Total
	£ million	£ million	£ million	£ million	£ million	£ million
Turnover	4,984	—	4,984	5,060	—	5,060
Operating Costs	(3,792)	(20)	(3,812)	(3,879)	(19)	(3,898)

Operating profit	1,192	(20)	1,172	1,181	(19)	1,162
Share of associates’ profits	109	—	109	273	(11)	262

	1,301	(20)	1,281	1,454	(30)	1,424
Investment income	8	—	8	—	—	—
Disposal of fixed assets		(25)	(25)		(8)	(8)
Interest payable (net)	(78)	—	(78)	(146)	—	(146)
Other finance income/(charges)	4	—	4	(11)	—	(11)

Profit before taxation	1,235	(45)	1,190	1,297	(38)	1,259
Taxation	(296)	14	(282)	(324)	6	(318)

Profit after taxation	939	(31)	908	973	(32)	941
Minority interests
Equity	(28)	—	(28)	(34)	—	(34)
Non-equity	(11)	—	(11)	(16)	—	(16)

Profit for the period	900	(31)	869	923	(32)	891
Interim dividend	(336)	—	(336)	(320)	—	(320)

Transferred to reserves	564	(31)	533	603	(32)	571

Pence per share
Basic earnings	30.0p	(1.0)p	29.0p	30.3p	(1.0)p	29.3p
Diluted earnings	30.0p	(1.0)p	29.0p	30.3p	(1.0)p	29.3p
Interim dividend	11.35p		11.35p	10.6p		10.6p
Average shares			2,999m			3,043m

UNAUDITED CONSOLIDATED STATEMENT OF
TOTAL RECOGNISED GAINS AND LOSSES

	Six months ended 31 December 2004			Six months ended 31 December 2003
	Before			Before
	tax	Tax	Net	tax	Tax	Net
	£ million	£ million	£ million	£ million	£ million	£ million
Profit for the period – group	1,042	(244)	798	979	(268)	711
– associates	109	(38)	71	230	(50)	180

	1,151	(282)	869	1,209	(318)	891
Exchange adjustments – group	(25)	—	(25)	10	(7)	3
– associates	54	—	54	(123)	—	(123)

Total recognised gains and losses for the period	1,180	(282)	898	1,096	(325)	771

The accompanying notes are an integral part of this unaudited consolidated financial information.

UNAUDITED CONSOLIDATED BALANCE SHEET

	31 December 2004		31 December 2003
	£ million	£ million	£ million	£ million
Fixed assets
Intangible assets		3,938		4,066
Tangible assets		1,970		1,928
Investments in associates		1,382		2,882
Other investments		657		186

		7,947		9,062
Current assets
Stocks	2,232		2,162
Debtors	2,142		2,796
Cash at bank and liquid resources	1,590		1,304

	5,964		6,262

Creditors – due within one year
Borrowings	(2,111)		(2,986)
Other creditors	(3,203)		(3,297)

	(5,314)		(6,283)

Net current assets/(liabilities)		650		(21)

Total assets less current liabilities		8,597		9,041
Creditors – due after one year
Borrowings	(2,911)		(3,469)
Other creditors	(63)		(45)

		(2,974)		(3,514)
Provisions for liabilities and charges		(667)		(632)

		4,956		4,895
Post employment liabilities (net of deferred tax)		(672)		(1,412)

Net assets		4,284		3,483

Capital and reserves
Called up share capital		883		886
Reserves		3,220		2,106

Shareholders’ funds		4,103		2,992
Minority interests
Equity	181		175
Non-equity	—		316

		181		491

		4,284		3,483

The accompanying notes are an integral part of this unaudited consolidated financial information.

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended		Six months ended
	31 December 2004		31 December 2003
	£ million	£ million	£ million	£ million
Net cash inflow from operating activities		1,001		971
Dividends received from associates		4		90
Returns on investments and servicing of finance
Interest paid (net)	(93)		(140)
Dividends received from fixed asset investments	16		—
Dividends paid to equity minority interests	(25)		(22)

		(102)		(162)
Taxation		(152)		(179)
Capital expenditure and financial investment
Purchase of tangible fixed assets	(123)		(110)
Net purchase of investments	(2)		(5)
Sale of tangible fixed assets	10		15

		(115)		(100)
Acquisitions and disposals
Sale of shares in General Mills	1,210		—
Net purchase of subsidiaries and associates	(2)		(8)

		1,208		(8)
Equity dividends paid		(512)		(480)
Management of liquid resources		(441)		(218)
Financing
Issue of share capital	3		1
Net purchase of own shares for share trusts	(54)		(16)
Own shares purchased for cancellation/holding as treasury shares	(353)		(256)
Redemption of guaranteed preferred securities	(302)		—
(Decrease)/increase in loans	(154)		269

		(860)		(2)

Increase/(decrease) in cash in the period		31		(88)

UNAUDITED MOVEMENTS IN NET BORROWINGS

	Six months ended	Six months ended
	31 December 2004	31 December 2003
	£ million	£ million
Increase/(decrease) in cash in the period	31	(88)
Cash flow from change in loans	154	(269)
Change in liquid resources	441	218

Change in net borrowings from cash flows	626	(139)
Exchange adjustments	36	295
Non-cash items	8	9

Decrease in net borrowings	670	165
Net borrowings at beginning of the period	(4,144)	(4,870)

Net borrowings at end of the period	(3,474)	(4,705)

The accompanying notes are an integral part of this unaudited consolidated financial information.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

1.	Basis of preparation

The interim financial information on pages F-2 to F-11 has been prepared on the basis of accounting policies consistent with those applied in the accounts for the year ended 30 June 2004. The information does not comprise the statutory accounts of the group. The statutory accounts of Diageo plc for the year ended 30 June 2004 have been filed with the Registrar of Companies in England and Wales. KPMG Audit Plc have reported on those accounts; their report was unqualified and did not contain any statement under section 237 of the Companies Act 1985. The unaudited consolidated interim financial information, in the opinion of Diageo management, includes all adjustments, consisting solely of normal, recurring adjustments, necessary to present fairly the information contained therein. The results of operations for the six months ended 31 December 2004 are not necessarily indicative of the results for the year ending 30 June 2005.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

2.	Business and geographical analyses

Diageo announced on 8 September 2004 a new segmental organisation comprising Diageo North America, Diageo Europe, Diageo International, Moët Hennessy and Corporate. The composition of the new geographical operating units is as follows:

Diageo Europe consists of the following regions and countries:
•	Great Britain, Ireland
•	Northern Europe — the Nordics, Germany, France, Benelux, Austria, Switzerland and the Baltics
•	Southern and Eastern Europe — Greece, Turkey, Italy, Poland, Hungary, Czech Republic, Slovakia, the former Yugoslavia, Cyprus, Malta, Israel, Romania, Bulgaria, Albania and the former Soviet Union excluding the Baltics
•	Iberia — Spain, Portugal and the Canary Islands

Diageo International consists of the following regions and countries:
•	Latin America and the Caribbean
•	Asian markets including the People’s Republic of China
•	Africa
•	Middle East and India
•	Australia and New Zealand
•	Global Duty Free

There has been no change to the composition of the Diageo North America operating unit although the results have changed as a result of the new classification of corporate revenues and costs.

Diageo has a 34% interest in Moët Hennessy, a French partnership owned by LVMH Moët Hennessy-Louis Vuitton SA (LVMH). Moët Hennessy is based in France and is a leading producer and exporter of champagne and cognac.

For the year ending 30 June 2005 and going forward, Diageo will present separately certain corporate revenues and costs. These corporate revenues and costs are in respect of central costs including finance, human resources and legal as well as certain information system, service centre, facilities and employee costs that are not directly allocated to the geographical operating units. Additionally, they also include the revenues and costs related to rents receivable in respect of properties not used by Diageo in the manufacture, sale or distribution of premium drinks and the results of Gleneagles Hotel.

The results for the six month period ended 31 December 2003 have been restated to reflect this new organisation.

	Six months ended		Six months ended
	31 December 2004		31 December 2003
		Operating		Operating
	Turnover	profit/(loss)	Turnover	profit/(loss)
	£ million	£ million	£ million	£ million
Business analysis:
North America	1,384	454	1,457	453
Europe	2,240	459	2,247	432
International	1,332	352	1,327	374

	4,956	1,265	5,031	1,259
Corporate	28	(73)	29	(78)

	4,984	1,192	5,060	1,181

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

	Six months ended		Six months ended
	31 December 2004		31 December 2003
		Operating		Operating
	Turnover	profit	Turnover	profit
	£ million	£ million	£ million	£ million
Geographical analysis of turnover and operating profit by destination:
North America	1,404	465	1,474	462
Europe	2,292	395	2,305	368
Asia Pacific	522	126	558	139
Latin America	311	97	291	101
Rest of World	455	109	432	111

	4,984	1,192	5,060	1,181

Turnover and operating profit by geographical destination have been stated according to the location of the third party customers. Operating profit is before exceptional operating charges of £20 million (2003 – £19 million). Certain businesses within Diageo International for internal management purposes have been reported within the appropriate market in the geographical analysis above. Corporate turnover and operating loss (principally central costs) are incurred in Europe.

	31 December	31 December
	2004	2003
	£ million	£ million
Total assets in respect of:
North America	630	668
Europe	1,474	1,505
International	1,164	1,084
Moët Hennessy	1,258	1,210
Corporate and other	9,385	10,857

	13,911	15,324

The ‘Corporate and other’ segment for total assets comprises brands of £3,862 million (2003 – £3,991 million); maturing stocks of £1,325 million (2003 – £1,325 million); tangible fixed assets of £1,255 million (2003 – £1,264 million); the net investment in General Mills of £473 million (2003 – £1,540 million); cash at bank and liquid resources of £1,590 million (2003 – £1,304 million); and other assets of £880 million (2003 – £1,433 million).

Brands that are capitalised in the balance sheet are sold throughout the world and are not readily allocable to North America, Europe and International. Maturing stocks and tangible fixed assets included in ‘Corporate and other’ are principally located in Scotland and are not readily allocable to the group’s geographical segments as at any balance sheet date it is not known how these assets will be utilised to produce the products sold in North America, Europe and International.

Weighted average exchange rates used in the translation of profit and loss accounts were US dollar – £1 = $1.85 (2003 – £1 = $1.65) and euro – £1 = €1.46 (2003 – £1 = €1.43). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar – £1 = $1.92 (2003 – £1 = $1.79) and euro – £1 = €1.42 (2003 – £1 = €1.42). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

3.	Exceptional items

	Six months ended	Six months ended
	31 December 2004	31 December 2003
	£ million	£ million
Operating costs
Park Royal brewery accelerated depreciation	(14)	—
Seagram integration	(6)	(19)

	(20)	(19)
Associates	—	(11)
Disposal of fixed assets
Shares in General Mills	(28)	—
Other	3	(8)

	(45)	(38)

An analysis of the movement in the Seagram integration liability in the six months ended 31 December 2004 is as follows:

		Charged to
	Liability at	profit and loss	Cash	Liability at 31
	30 June 2004	account	payments	December 2004
	£ million	£ million	£ million	£ million
Employee related	8	2	(5)	5
Distributor rationalisation	1	2	(2)	1
Lease terminations	4	—	(1)	3
Legal and professional	10	1	(2)	9
Other	5	1	(2)	4

	28	6	(12)	22

The charge for the six months ended 31 December 2004 and the liability at 31 December 2004 were principally in respect of Diageo North America.

4.	Taxation

The £282 million total taxation charge for the six months ended 31 December 2004 comprises a UK tax credit of £10 million, a foreign tax charge of £254 million and a tax charge on associates of £38 million.

5.	Note of historical cost profits and losses

There is no material difference between the reported profit shown in the consolidated profit and loss account and the profit for the relevant periods restated on an historical cost basis.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

6.	Movements in consolidated shareholders’ funds

	Six months	Six months
	ended	ended
	31 December	31 December
	2004	2003
	£ million	£ million
Profit for the period	869	891
Dividends	(336)	(320)

	533	571
Exchange adjustments	29	(113)
Tax charge on exchange in reserves	—	(7)
New share capital issued	3	1
Share trust arrangements	(48)	(14)
Purchase of own shares for cancellation/held as treasury shares	(353)	(256)
Goodwill on disposals of businesses	247	9

Net movement in shareholders’ funds	411	191
Shareholders’ funds at beginning of the period	3,692	2,801

Shareholders’ funds at end of the period	4,103	2,992

At 31 December 2004, £1,073 million has been charged to shareholders’ funds in respect of cumulative exchange adjustments.

7.	Net borrowings

	31 December	31 December
	2004	2003
	£ million	£ million
Debt due within one year and overdrafts	(2,111)	(2,986)
Debt due after one year	(2,911)	(3,469)

	(5,022)	(6,455)
Cash at bank and liquid resources	1,590	1,304
Interest rate and foreign currency swaps	(42)	446

Net borrowings	(3,474)	(4,705)

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

8.	Stocks

	31 December	31 December
	2004	2003
	£ million	£ million
Raw materials and consumables	231	208
Work in progress	15	17
Maturing stocks	1,484	1,447
Finished goods and goods for resale	502	490

	2,232	2,162

9.	Net cash inflow from operating activities

	Six months	Six months
	ended	ended
	31 December	31 December
	2004	2003
	£ million	£ million
Operating profit	1,172	1,162
Exceptional operating costs	20	19
Restructuring and integration payments	(16)	(52)
Depreciation and amortisation charge	106	110
Increase in working capital	(323)	(321)
Other items	42	53

Net cash from operating activities	1,001	971

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

10.	Contingent liabilities

(i) Guarantees In connection with the disposal of the quick service restaurant business, Diageo has guaranteed up to $850 million (£443 million) of external borrowings of Burger King until December 2007. These loans had an original term of five years, although Diageo and Burger King agreed to structure their arrangements to encourage refinancing by Burger King on a non-guaranteed basis prior to the end of five years. In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£104 million) until November 2009.

Including these guarantees, but net of the amount provided in the consolidated financial statements, the group has given performance guarantees and indemnities to the third parties of £598 million. There has been no material change since 31 December 2004 in the group’s performance guarantees and indemnities.

(ii) Colombian litigation An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies. The complaint alleges several causes of action. Included among the causes of action is a claim that the defendants allegedly violated the Federal RICO Act by facilitating money laundering in Colombia through their supposed involvement in the contraband trade to the detriment of government owned spirits production and distribution businesses. The complaint was amended on 29 December 2004 to add eight additional local Colombian government entities as plaintiffs. Diageo intends to vigorously defend itself against this lawsuit.

(iii) Alcohol advertising litigation At least nine nearly identical putative class actions are pending in state and federal courts in the United States against Diageo, Diageo North America, Inc and other Diageo entities, along with a large group of other beverage alcohol manufacturers and importers. All have been brought by the same counsel. In each action, the plaintiffs seek to pursue their claims on behalf of two classes of plaintiffs: (i) parents and guardians of underage drinkers who bought alcohol beverages during the period from 1982 to the present and (ii) all parents and guardians of children currently under the age of 21.

Plaintiffs allege several causes of action, principally for negligence, unjust enrichment and violation of state consumer fraud statutes. Some complaints include additional claims for conspiracy, nuisance and on other theories of recovery.

The defendants either have moved or intend to move to dismiss each complaint, and several motions to dismiss are fully briefed and await decision. No court has yet indicated when it intends to decide the pending motions. There has been no discovery to date.

(iv) Other The group has extensive international operations and is defendant in a number of legal proceedings incidental to these operations. There are a number of legal claims against the group, the outcome of which cannot at present be foreseen.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

US GAAP UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

Reconciliation of net income and shareholders’ equity between UK and US GAAP (unaudited)

Diageo plc is a public limited company incorporated under the laws of England and Wales. UK GAAP differs in certain significant respects from US GAAP. A description of the relevant accounting principles which differ materially between UK and US GAAP for Diageo are set out below.

(a)	Brands, goodwill and other intangibles: Significant owned brands acquired by the group are recorded on the balance sheet. Under UK GAAP, the group has written off other intangible assets acquired up to 30 June 1998 direct to reserves in the period when acquired. All intangible assets acquired from 1 July 1998 have been capitalised in the balance sheet. Where capitalised goodwill and intangible assets are regarded as having limited useful economic lives, their cost is amortised on a straight line basis over those lives – up to 20 years. Where intangible assets are regarded as having indefinite useful economic lives, they are not amortised but are subject to annual impairment reviews. Under US GAAP, up to 30 June 2001, intangible assets have been capitalised in the balance sheet and amortised through the statement of income over their useful economic lives, not exceeding 40 years. On 1 July 2001, the group adopted the provisions of SFAS No. 142 – Goodwill and Other Intangible Assets and ceased to amortise goodwill from this date. The standard requires that intangible assets arising on acquisitions with definite useful lives, are amortised to their estimable residual values over their estimated useful lives. Intangible assets with indefinite useful lives are tested for impairment at least annually in lieu of being amortised. Goodwill arising on business combinations is tested for impairment at least annually in lieu of amortisation.

(b)	Accounting for the merger of the former GrandMet Group and the former Guinness Group: For UK GAAP, the merger of the GrandMet Group and the Guinness Group was accounted for under merger accounting principles (pooling of interests) where the results, cash flows and balance sheets of both entities, having made adjustments to achieve uniformity of accounting policies, were aggregated with no adjustment to fair value. Under US GAAP, the merger was accounted for as an acquisition of the Guinness Group by GrandMet with an effective acquisition date of 31 December 1997. Consequently the Guinness Group assets and liabilities were recorded at fair values on 31 December 1997. Under US GAAP, the excess of the consideration over the fair value of the net assets has been allocated firstly to identifiable intangible assets based on their fair values with the remainder allocated to goodwill. Fair value adjustments to the recorded amounts of inventories, net of deferred tax, are expensed in the period in which the inventory is sold.

(c)	Pensions and other post employment benefits: Under UK GAAP, the pension cost for the interim period is based on an actuarial valuation at the start of the financial period. The current service cost is charged to operating profit. The interest cost (being the unwinding of the discount on the fund’s liabilities for the period) and the expected return on assets for the period (calculated using the market value of assets), are charged/credited to finance charges in the profit and loss account. The surplus or deficit in post employment plans, measured on the basis of the actuarial valuation at the start of the period, is part of the group’s consolidated net assets.

Under US GAAP, the pension cost for the interim period is based on an actuarial valuation at the start of the financial period. The current service cost, the interest (being the unwinding of the discount on the fund’s liabilities for the period) and the expected return on assets for the period (calculated using a smoothed market value of assets) are all charged/credited to operating profit. The cumulative amounts arising from changes in the assumptions used for actuarial valuations and any differences between the actual return on the plan’s assets and the expected return on the plan’s assets arising in previous periods are amortised through operating profit over the average service lives of the employees. Only when the plan is in deficit, calculated on the plan’s accrued rather than projected liabilities, is the liability included in the group’s consolidated net assets. If the plan is in surplus, the group’s consolidated net assets include a prepayment or provision which is the difference between the cumulative profit and loss account charges and the cumulative cash contributions made to the plan.

US GAAP UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

Reconciliation of net income and shareholders’ equity between UK and US GAAP (unaudited)

(d)	Derivative instruments in respect of General Mills shares: Under UK GAAP, the premium received from the sale of options to General Mills over 29 million ordinary shares of Diageo’s holding in that company was deferred in the balance sheet pending exercise or lapse of the options. On 4 October 2004, 4 million of the shares over which the option was exercisable were disposed of to the group’s UK pension fund. The premium in respect of the option over the 4 million shares has been realised in the profit and loss account under UK GAAP in the six months ended 31 December 2004. Under US GAAP, the option contract represents a derivative and is accordingly held at its estimated fair value at the balance sheet dates with changes in fair value included in the statement of income.

(e)	Other derivative instruments: The group uses derivative financial instruments for risk management purposes. Under UK GAAP, changes in the fair value of interest rate derivatives and derivatives hedging forecast transactions are not recognised until realised. Changes in the fair value of derivatives hedging the translation of net assets of overseas operations are taken to the statement of total recognised gains and losses. Under US GAAP, all derivatives are carried at fair value at the balance sheet date. Certain of the group’s derivatives qualify for and are designated as hedges under US GAAP, which defers the effect on net income from gains and losses arising from changes in their fair values, to coincide with the timing of the recognition of the hedged item. Gains and losses arising from changes in the fair value of derivatives which do not qualify for US GAAP hedge accounting treatment are charged or credited in determining net income under US GAAP.

(f)	Disposal of businesses: Applying the accounting differences between UK and US GAAP can result in changes to the carrying values of certain assets and liabilities. As a consequence of these different carrying values, including related tax balances, different gains or losses may arise on the subsequent disposal of the assets. In addition, the timing of the recognition of a loss on a disposal may be different under UK and US GAAP. On the disposal of a business under UK GAAP, the cumulative exchange gains and losses arising on the unhedged net assets of the disposed business remain in reserves. Under US GAAP, this amount is charged or credited to net income on the disposal on all or part of the business.

In connection with the disposal of Pillsbury in the year ended 30 June 2002, Diageo guaranteed the debt of International Multifoods Corporation (IMC) to the amount of $200 million (£104 million). Under US GAAP, Diageo had deferred the element of the gain on the disposal of Pillsbury equivalent to the amount guaranteed. As a result of the acquisition of IMC by JM Smucker, in the second half of the year ended 30 June 2004, the deferred gain under US GAAP was recognised in the six months ended 30 June 2004.

(g)	Investment in General Mills: On 23 June 2004, Diageo and General Mills amended the Stockholders Agreement to permanently eliminate Diageo’s right to board representation, following the resignation of Diageo's representatives on the General Mills’ board. From that date, Diageo believes that it no longer has significant influence over General Mills and accordingly the investment was reclassified as a fixed asset investment under UK GAAP and as an available for sale security under US GAAP. Under US GAAP, available for sale securities are held on the balance sheet at fair value with changes in the fair value included in other comprehensive income. On the disposal of part of the investment in General Mills on 4 October 2004, the amount included in other comprehensive income in reserves in respect of the shares disposed of has been included in net income.

(h)	Revaluation of land and buildings: UK GAAP allows the periodic revaluation of land and buildings. Professional valuations of certain of the group’s properties were carried out in 1988 which, under US GAAP, have not been reflected in the consolidated financial statements.

(i)	Employee share options: Under UK GAAP, for employee share options, compensation cost charged to the profit and loss account is determined as the difference between the fair value of the shares at the date of the award and the amount the employee has to pay for the shares. Compensation cost so determined is allocated on a straight line basis to expense over the vesting period. Under US GAAP, compensation cost for fixed awards (i.e. awards under which both the exercise price and the number of shares are fixed) is the same as under UK GAAP. Compensation cost for variable awards (including awards subject to future performance conditions) is measured as the difference between the market price at the period end and the exercise price and is based on the number of awards expected to vest.

US GAAP UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

Reconciliation of net income and shareholders’ equity between UK and US GAAP (unaudited)

(j)	Ordinary dividends: Under UK GAAP, the proposed dividends on ordinary shares, as recommended by the directors, are deducted from shareholders’ equity and shown as a liability in the balance sheet at the end of the period to which they relate. Under US GAAP, such dividends are only deducted from shareholders’ equity at the date of declaration of the dividend.

(k)	Deferred taxation: UK GAAP requires that no provision for deferred tax should be made on the acquisition of a business where an asset acquired has a different tax basis. US GAAP requires a deferred tax liability to be set up on all assets separately identified, apart from goodwill. In addition, under US GAAP, adjustments due to changes in the assumptions underlying the recoverability of deferred tax assets associated with items that may have been recognised in the other comprehensive income statement are recognised in net income. Under UK GAAP, equivalent movements may be reflected in the statement of total recognised gains and losses. Other minor differences exist including differences related to rolled over gains on the disposal of fixed assets.

(l)	Earnings per ordinary share: Under UK GAAP and US GAAP, the calculation of earnings per ordinary share is generally consistent and is based on the weighted average number of ordinary shares outstanding during the period. Earnings per American Depositary Share are calculated on the basis of one American Depositary Share representing four ordinary shares.

(m)	Discontinued operations: UK and US GAAP have different criteria for determining whether a business is a discontinued operation. Under UK GAAP, the turnover and operating profit of a discontinued operation are disclosed separately in the profit and loss account but as part of turnover and operating profit. Under US GAAP, sales and net income arising from discontinued operations are disclosed separately from sales and net income from continuing operations. Pillsbury and Burger King have been treated as discontinued operations under UK GAAP but included within continuing operations under US GAAP.

(n)	Variable interest entities: Following the implementation of FIN 46(R) by Diageo on 30 June 2004, US GAAP requires the results, assets and liabilities of variable interest entities to be consolidated if the group is regarded as the primary beneficiary. The group has a number of joint arrangements with LVMH in France and the Far East involved in the marketing and distribution of the group’s and LVMH’s alcoholic beverages which fall within the scope of the Interpretation and have been consolidated. Under UK GAAP, the group only consolidates the attributable share of the results, assets and liabilities of the joint arrangements measured according to the terms of the arrangement.

For the six months ended 31 December 2004, the consolidation of variable interest entities under US GAAP increased turnover by £191 million and profit after tax by £17 million. Compliance with FIN 46(R) had no effect on US GAAP net income or shareholders’ equity.

(o)	Burger King: Under UK GAAP, the sale of Burger King on 13 December 2002 was accounted for as a disposal and the results prior to the disposal date were presented within discontinued operations. Under US GAAP, the transaction was not accounted for as a disposal due to the size of the investment made by the buyer and Diageo’s continuing involvement through the guarantee provided by Diageo in respect of the acquisition finance.

Diageo does not recognise profits of Burger King in its income statement but will, generally, reflect losses as an impairment charge against the assets retained in the balance sheet. In the US GAAP balance sheet, the total assets and total liabilities of Burger King at 31 December 2004 (including consideration deferred under US GAAP) classified within ‘other long term assets’ and ‘other long term liabilities’ were each £1.1 billion (30 June 2004 – £1.2 billion). Under US GAAP, the transaction will be accounted for as a disposal when the uncertainties related to the guarantee provided in respect of the acquisition finance have been substantially resolved and/or the buyer’s cumulative investment meets or exceeds minimum levels.

US GAAP UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

Effect on net income of differences between UK and US GAAP:

			Six months	Six months
			ended	ended
			31 December	31 December
			2004	2003
	Notes		£ million	£ million
Net income in accordance with UK GAAP			869	891
Adjustments:
Goodwill and other intangibles	(a	)	(3)	(2)
Inventories	(b	)	(19)	(22)
Pensions and other post employment benefits	(c	)	12	7
Derivative instruments in respect of General Mills shares	(d	)	(1)	13
Other derivative instruments	(e	)	(22)	72
Disposal of General Mills shares	(f), (g	)	87	—
Employee share trust arrangements	(i	)	(1)	(4)
Other items			(5)	4
Deferred taxation:
– on above adjustments			9	(25)
– other	(k	)	8	7

Net income in accordance with US GAAP			934	941

Earnings per ordinary share in accordance with US GAAP	(l	)
Basic and diluted earnings per share			31.1p	30.9p
Basic and diluted earnings per American Depositary Share			124.4p	123.6p

Cumulative effect on shareholders’ equity of differences between UK and US GAAP:

			31 December	31 December
			2004	2003
	Notes		£ million	£ million
Shareholders’ equity in accordance with UK GAAP			4,103	2,992
Adjustments:
Brands	(a	)	3,058	3,049
Goodwill	(a	)	3,538	3,472
Other intangibles	(a	)	28	37
Inventories	(b	)	122	156
Pensions and other post employment benefits	(c	)	565	736
Derivative instruments in respect of General Mills shares	(d	)	16	10
Other derivative instruments	(e	)	28	(25)
Disposals of businesses	(f	)	—	(76)
Investment in General Mills	(g	)	174	286
Revaluation of land and buildings	(h	)	(33)	(34)
Ordinary dividends	(j	)	336	320
Other differences in accounting principles			(13)	(28)
Deferred taxation:
– on above adjustments			(171)	(146)
– other	(k	)	(1,456)	(1,357)

Shareholders’ equity in accordance with US GAAP			10,295	9,392

US GAAP UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

US GAAP statements of income

Statements of income under US GAAP for the six months ended 31 December 2004 and 31 December 2003 are set out below:

	Six months	Six months
	ended	ended
	31 December	31 December
	2004	2003
	£ million	£ million
Sales	5,175	4,958
Cost of sales	(2,799)	(2,673)

Gross profit	2,376	2,285
Selling, general and administrative expenses	(1,205)	(1,126)
Integration and restructuring costs	(20)	(18)
Derivative instruments in respect of General Mills shares	(1)	13
Disposal of businesses and other fixed assets	3	(5)

Operating income	1,153	1,149
Disposal of General Mills shares	59	—
Earnings from unconsolidated affiliates (net of income taxes)	83	161
Interest expense	(106)	(80)
Interest income	32	17

Income before income taxes	1,221	1,247
Income taxes	(231)	(256)
Minority interest charges	(56)	(50)

Net income	934	941

Sales and cost of sales include £280 million (2003 – £293 million) of excise duties charged as a tax on sales, and cost of sales also includes £999 million (2003 – £972 million) of excise duties charged as production taxes.

Research and development expenditure was written off to selling, general and administrative expenses in the period in which it was incurred.

US GAAP UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

US GAAP summary consolidated balance sheet

	31 December	31 December
	2004	2003
	£ million	£ million
Total current assets	6,316	6,014
Property, plant and equipment	1,941	1,891
Brands	6,954	7,074
Goodwill	3,190	3,112
Other intangible assets	68	80
Other long term assets	4,113	5,582

Total assets	22,582	23,753

Short term borrowings	2,150	2,943
Other current liabilities	3,202	3,248
Long term borrowings	2,979	3,564
Other long term liabilities	3,751	4,115
Minority interests	205	491
Shareholders’ equity	10,295	9,392

Total liabilities and shareholders’ equity	22,582	23,753

US GAAP cash flows The group’s UK consolidated financial statements include a consolidated statement of cash flows in accordance with FRS 1 — Cash flow statements (revised 1996).

The objective and principles of FRS 1 (Revised) are similar to those set out in the US accounting standard SFAS No. 95 — Statement of Cash Flows. The principal difference between the standards is in respect of classification. Under FRS 1 (Revised), the group presents its cash flows separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid, management of liquid resources and financing. SFAS No. 95 requires only three categories of cash flow activity being operating, investing and financing.

Cash flows arising from taxation and returns on investments and servicing of finance under FRS 1 (Revised) would be included as operating activities. Under SFAS No. 95, capital expenditure and financial investment would be included as an investing activity, and equity dividends paid would be classified as a financing activity.

In addition, ‘cash’ for the purposes of the cash flow statement under FRS 1 (Revised), includes bank overdrafts but excludes liquid resources (current asset investments held as readily available disposable stores of value). Under US GAAP, bank overdrafts are classified as borrowings and the movements thereon are included in financing activities. Liquid resources, with a maturity of three months or less at the date acquired, are considered to be cash equivalents and the movements thereon are included in the overall cash movement under US GAAP.

US GAAP UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

US GAAP summary consolidated cash flow statement

	Six months	Six months
	ended	ended
	31 December	31 December
	2004	2003
	£ million	£ million
Cash inflow from operating activities	718	733
Cash inflow/(outflow) from investing activities	1,103	(107)
Cash outflow from financing activities	(1,430)	(445)

Increase in cash and cash equivalents	391	181
Exchange adjustments	(58)	(46)
Cash and cash equivalents at beginning of the period under US GAAP	776	699

Cash and cash equivalents at end of the period under US GAAP	1,109	834

Statement of comprehensive income under US GAAP

Under UK GAAP, the group presents a consolidated statement of total recognised gains and losses which is similar to a statement of comprehensive income required by US GAAP. Comprehensive income, under US GAAP, for the six month periods ended 31 December 2004 and 31 December 2003 is as follows:

	Six months	Six months
	ended	ended
	31 December	31 December
	2004	2003
	£ million	£ million
Net income	934	941
Exchange adjustments:
Adjustments arising during the period	107	(110)
Reclassification for losses realised in net income	37	—
Unrealised holding losses on securities arising during the period	(43)	—
Reclassification adjustment to net income for gains realised on securities	(117)	—

	918	831
Tax charge in respect of exchange adjustments	—	(7)

Comprehensive income	918	824

UNAUDITED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

Under UK GAAP (unaudited)

	Six months ended
	31 December		Year ended 30 June
	2004	2003	2004	2003	2002
	£ million	£ million	£ million	£ million	£ million
Earnings
Income before taxes on income, and minority interests	1,190	1,259	1,969	632	2,309
Less: Loss/(income) from discontinued operations before taxes on income and minority interests	—	—	(3)	1,219	(588)
Less: Share of associates income other than 50% associates	(106)	(225)	(373)	(379)	(200)
Add: Dividend income receivable from associates other than 50% associates	3	90	219	57	76
Add: Fixed charges	161	222	432	577	563
Less: Preferred share dividends payable	(11)	(16)	(32)	(35)	(38)

	1,237	1,330	2,212	2,071	2,122

Fixed charges (note (1))
Interest payable and other finance charges	139	198	378	525	515
Add: Preferred share dividends payable	11	16	32	35	38
Add: Share of 50% associates interest payable	—	—	—	—	—
Add: One third of rental expense for continuing operations	11	8	22	17	10

	161	222	432	577	563

	ratio	ratio	ratio	ratio	ratio
Ratio	7.7	6.0	5.1	3.6	3.8

Note:
(1)	The UK GAAP fixed charges excludes finance charges in respect of post employment plan liabilities.

Under US GAAP (unaudited)

	Six months ended
	31 December		Year ended 30 June
	2004	2003	2004	2003	2002
	£ million	£ million	£ million	£ million	£ million
Earnings
Income before taxes from continuing operations	1,221	1,247	2,010	886	3,250
Less: Share of unconsolidated affiliates’ income other than 50% unconsolidated affiliates (net of income taxes)	(80)	(150)	(236)	(242)	(142)
Add: Dividend income receivable from unconsolidated affiliates other than 50% unconsolidated affiliates	3	90	219	57	76
Add: Fixed charges	128	104	266	672	1,029
Less: Preferred share dividends payable	(11)	(16)	(32)	(35)	(38)

	1,261	1,275	2,227	1,338	4,175

Fixed charges
Interest payable (see note (1))	106	80	210	609	950
Add: Preferred share dividends payable	11	16	32	35	38
Add: Share of 50% unconsolidated affiliates interest payable	—	—	2	1	1
Add: One third of rental expense for continuing operations	11	8	22	27	40

	128	104	266	672	1,029

	ratio	ratio	ratio	ratio	ratio
Ratio	9.9	12.3	8.4	2.0	4.1

Note:
(1) Interest payable under US GAAP for the six months ended 31 December 2004 includes a credit of £33 million in respect of fair value adjustments to the group’s derivative instruments (2003 — £107 million).

A-1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)

28 April 2005	/s/	NC Rose

	Name:	NC Rose
	Title:	Chief Financial Officer